02047671

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Option One Mortgage Acceptance Corporation	**0001025562**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, July 30, 2002, Series 2002-5	**333-82832**

____

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 30, 2002

OPTION ONE MORTGAGE ACCEPTANCE CORPORATION

By ______________________________
Name:
Title:

David S. Wells
Assistant Secretary

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

OPTION ONE®

MORTGAGE CORPORATION

Banc of America Securities

GREENWICH CAPITAL

RMBS New Issue Term Sheet

$ 610,937,000 Certificates (approximate)

Freddie Mac Structured Pass-Through Certificates Series T - 044

Offered Classes: A-1, S-1

Option One Asset Backed Certificates, Series 2002-5

Offered Classes: A-2, S-2, M-1, M-2, M-3, & M-4

Option One Mortgage Acceptance Corporation

Depositor

Option One Mortgage Corporation

Originator and Master Servicer

July 17, 2002

Freddie Mac Structured Pass-Through Certificates, Series T-044

Certificates

Class	*Expected* Approximate Size*	Interest Type	Principal Type	*Expected* WAL (yrs) *Call/Mat*	*Expected* Principal Window (mos) *Call/Mat*	*Expected* Last Scheduled Distribution Date	*Expected* Ratings		
							Fitch	Moodys	S&P
A-1	303,750,000	Floating	Sen	2.72/2.89	1-79/1-170	October 2032	Freddie Mac Guarantee		
S-1**	37,500,000	Step Fxd	IO	2.49/2.49	30-30/30-30	January 2005	Freddie Mac Guarantee		
A-2	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
S-2**	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
M-1	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
M-2	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
M-3	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
M-4	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
B***	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

* The Approximate Size is subject to a permitted variance in the aggregate of plus or minus 5%.
** Notional Schedule and coupon described herein.
*** The Class B Certificates will not be offered hereby.

Structure:

(1) The Class A-1 and S-1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Freddie Mac Structured Pass-Through Certificates ("FSPC T-044 Certificates") represent pass-through interests in certain securities issued by the underlying trust ("Freddie Mac Certificates"). Each FSPC bears interest at the same rate and at all times has the same principal or notional balance as its corresponding class of Freddie Mac Certificates.
(2) The margin on the Class A-1 Certificates doubles after the Optional Termination Date.
(3) The FSPC T-044 Certificates will be subject to a Net WAC Rate as described herein.
(4) The Freddie Mac Certificates are subject to Optional Termination (as described herein). If the right to terminate is not exercised, the FSPC T-044 Certificates will be subject to a 1% Call (not shown in tables).
(5) The Class A-2, Class S-2, Class M-1, Class M-2, Class M-3, Class M-4 and Class B will not be guaranteed by Freddie Mac.

Pricing Speed:

Adjustable-rate Mortgage Loans	**100% ARM PPC** 100% ARM PPC assumes that prepayments start at 4% CPR in month one, increase by approximately 1.348% each month to 35% CPR in month twenty-four, and remain at 35% CPR thereafter.
Fixed-rate Mortgage Loans	**115% FRM PPC** 100% FRM PPC assumes that prepayments start at 4% CPR in month one, increase by approximately 1.455% each month to 20% CPR in month twelve, and remain at 20% CPR thereafter.

Class S-1 Notional Schedule

There will be an interest-only class, Class S-1, guaranteed by Freddie Mac and related to the Group I Mortgage Loans. The notional amount of the Class S-1 Certificates is equal to the lesser of (i) the sum of (a) the aggregate principal balance of the Group I Initial Mortgage Loans, (b) the aggregate principal balance of the Additional Group I Mortgage Loans, and (c) the remaining amount in the Group I Pre-Funding Account and (ii) the following schedule. The coupon of Class S-1 is equal to the lesser of (I) the following schedule and (ii) the related Net WAC Rate as described herein.

Month	Coupon	Class S-1 Notional Amount
1-10	6.00%	37,500,000
11-20	4.50%	37,500,000
21-30	2.50%	37,500,000
31+	0.00%	0

Option One Mortgage Loan Trust, Asset Backed Certificates, Series 2002-5

Certificates

Class	*Expected* Approximate Size*	Interest Type	Principal Type	*Expected* WAL (yrs) *Call/Mat*	*Expected* Principal Window (mos) *Call/Mat*	*Expected* Last Scheduled Distribution Date	*Expected* Ratings		
							Fitch	Moodys	S&P
A-1									
S-1**									
A-2	202,500,000	Floating	Sen	2.71/2.88	1-79/1-70	October 2032	AAA	Aaa	AAA
S-2**	25,000,000	Step Fxd	IO	2.49/2.49	30-30/30-30	January 2005	AAA	Aaa	AAA
M-1	40,625,000	Floating	Mezz	4.65/5.06	38-79/38-140	October 2032	AA	Aa2	AA
M-2	34,375,000	Floating	Mezz	4.63/4.99	37-79/37-127	October 2032	A	A2	A
M-3	20,312,000	Floating	Mezz	4.62/4.87	37-79/37-110	October 2032	BBB	Baa	BBB
M-4	9,375,000	Floating	Mezz	4.61/4.69	37-79/37-91	October 2032	BBB-	Baa3	BBB-
B***									

* The Approximate Size is subject to a permitted variance in the aggregate of plus or minus 5%.
**Notional Schedule and coupon described herein.
*** The Class B Certificates will not be offered hereby.

Structure:

(1) The Class A-2 and S-2 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, and Class B Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans.
(2) The margin on the Class A-2 Certificates doubles and the margins on the Class M-1, Class M-2, Class M-3, and Class M-4 Certificates are equal to 1.5x the original margins after the Optional Termination Date.
(3) The Offered Certificates and the Class B Certificates will be subject to a Net WAC Rate as described herein.
(4) Classes M-1, M-2, M-3, M-4, and B are not expected to receive principal payments prior to the Stepdown Date.
(5) The Class A-1 and Class S-1 will be offered solely to Freddie Mac and Freddie Mac will simultaneously issue the FSPC T-044 Certificates. The Class A-2, Class S-2, Class M-1, Class M-2, Class M-3, Class M-4 and Class B will not be guaranteed by Freddie Mac.

Pricing Speed:

Adjustable-rate Mortgage Loans	100% ARM PPC 100% ARM PPC assumes that prepayments start at 4% CPR in month one, increase by approximately 1.348% each month to 35% CPR in month twenty-four, and remain at 35% CPR thereafter.
Fixed-rate Mortgage Loans	115% FRM PPC 100% FRM PPC assumes that prepayments start at 4% CPR in month one, increase by approximately 1.455% each month to 20% CPR in month twelve, and remain at 20% CPR thereafter.

Class S-2 Notional Schedule

There will be a [Aaa/AAA/AAA] rated interest-only class, Class S-2 and related to the Group II Mortgage Loans. The notional amount of the Class S-2 Certificates is equal to the lesser of (i) the sum of (a) the aggregate principal balance of the Group II Initial Mortgage Loans, (b) the aggregate principal balance of the Additional Group II Mortgage Loans, and (c) the remaining amount in the Group II Pre-Funding Account and (ii) the following schedule. The coupon of Class S-2 is equal to the lesser of (i) the following schedule and (ii) the related Net WAC Rate as described herein.

Month	Coupon	Class S-2 Notional Amount
1-10	6.00%	25,000,000
11-20	4.50%	25,000,000
21-30	2.50%	25,000,000
31+	0.00%	0

Contacts

Banc of America Securities LLC

Mortgage Trading/Syndicate	Tel: (704) 388-1597 Fax: (704) 335-5904
Chris Hentemann	chris.c.hentemann@bankofamerica.com
Rob Karr	robert.h.karr@bankofamerica.com
David Nagle	david.w.nagle@bankofamerica.com
Jeff Willoughby	jeff.t.willoughby@bankofamerica.com Fax: (704) 388-9668 (Fax)
Global ABS Group	
Daniel Goodwin	Tel: (704) 388-1153 daniel.b.goodwin@bankofamerica.com
Kirk Meyers	Tel: (704) 388-3148 kirk.b.meyers@bankofamerica.com
Micheal Tri	Tel: (704) 388-8786 michael.l.tri@bankofamerica.com
Scott Shultz	Tel: (704) 387-6040 scott.m.shultz@bankofamerica.com

Rating Agencies

Joseph Grohotolski - Moodys	(212) 553-4619
Scott Seewald - Fitch	(212) 908-0838
Kevin Dwyer - S&P	(212) 438-8432

SUMMARY OF TERMS

Title of Securities:	Option One Asset Backed Certificates, Series 2002-5
Offered Certificates:	The Class A-1 Certificates and the Class A-2 Certificates (together, the "Class A Certificates") and the Class S-1 Certificates and the Class S-2 Certificates (together with the Class S-1 Certificates, the "Class S Certificates") are collectively referred to herein as the "Senior Certificates." The Class M-1, Class M-2, Class M-3, and Class M-4 Certificates are collectively referred to herein as the "Mezzanine Certificates." The Senior Certificates together with the Mezzanine Certificates will constitute the Offered Certificates.
Non-offered Certificates:	The Class B Certificates
Offering Type:	All the Offered Certificates, other than the Freddie Mac Certificates, will be offered publicly pursuant to a Prospectus. The Freddie Mac Certificates will be offered solely to Freddie Mac and Freddie Mac will simultaneously issue the FSPC T-044 Certificates.
Originator and Master Servicer:	Option One Mortgage Corporation
Trustee and Custodian:	Wells Fargo Bank Minnesota, N.A.
Depositor:	Option One Mortgage Acceptance Corporation
Co-Lead Managers:	Banc of America Securities LLC and Greenwich Capital Markets, Inc.
Co-Managers:	Banc One Capital Markets, Inc. and UBS Warburg
Closing Date:	On or about July [30], 2002
Tax Status:	The Offered Certificates will be treated as evidencing ownership of debt instruments of a REMIC for federal income tax purposes.
ERISA Eligibility:	The Class A, Class S, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Certificates are *not* expected to constitute "mortgage related securities" for purposes of SMMEA. The FSPC T-044 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA
Distribution Dates:	The 25th of each month, or if such day is not a business day, the next succeeding business day, beginning in August 2002.
Accrued Interest:	The price to be paid by investors for the Offered Certificates (other than the Class S) will not include accrued interest (settle flat). The price to be paid by investors for the Class S Certificates will include accrued interest from July 1, 2002 up to, but not including, the Closing Date ([29] days).
Day Count:	With respect to the Offered Certificates (other than the Class S Certificates), Actual/360 and with respect to the Class S Certificates, 30/360.
Payment Delay:	With respect to the Offered Certificates (other than the Class S Certificates), 0 days and with respect to the Class S Certificates, 24 days.
Guarantee Fee:	Will be calculated on the aggregate principal balance of the Class A-1 Certificates and payable monthly.

Servicing Fees:	Approximately 0.50% per annum on the aggregate principal balance of the Mortgage Loans.
Trustee Fees:	Approximately 0.0065% per annum on the aggregate principal balance of the Mortgage Loans.
Statistical Calculation Date:	July 1, 2002
Cut-Off Date:	For each Mortgage Loan in the mortgage pool on the Closing Date, (the "Initial Mortgage Loans") the later of (i) the origination date of each Mortgage Loan or (ii) the close of business July 1, 2002. For each Mortgage Loan subsequently acquired by the trust with funds from the Pre-Funding Accounts, the later of (i) the origination date or (ii) the first day of the month in which such loan was acquired.
Initial Mortgage Loans:	As of the Cut-off Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $433,530,602, of which: (i) approximately $260,996,652 consisted of a pool of conforming balance fixed-rate and adjustable-rate Mortgage Loans (the "Group I Initial Mortgage Loans") and (ii) approximately $172,533,950 consisted of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "Group II Initial Mortgage Loans" and together with the Group I Initial Mortgage Loans, the "Initial Mortgage Loans"). See the attached collateral descriptions for additional information on the Initial Mortgage Loans.
Additional Mortgage Loans:	On the Closing Date, approximately $35,219,398 of additional loans (other than the Initial Mortgage Loans) will be added to the trust, consisting of approximately (i) $20,253,348 of additional conforming fixed-rate and adjustable-rate Mortgage Loans (the "Additional Group I Mortgage Loans") and (ii) $14,966,050 of additional conforming and non-conforming, fixed-rate and adjustable-rate Mortgage Loans (the "Additional Group II Mortgage Loans" and together, the "Additional Mortgage Loans"). The Additional Mortgage Loans will have similar characteristics to the Initial Mortgage Loans.
Group I Prefunding Amount:	A Group I Pre-Funding Account will be established on the Closing Date into which no more than $93,750,000 will be deposited (the "Group I Prefunded Amount"). These funds will be used to purchase additional conforming balance fixed rate and adjustable rate Mortgage Loans for deposit in loan group I. On or prior to October [12], 2002 (the "Group I Prefunding Period"), the amounts on deposit in the Group I Pre-Funding Account will be used to purchase additional Mortgage Loans (to the extent available) having similar characteristics as the Group I Initial Mortgage Loans (with any unused portion of such deposit amount to be distributed as principal to the A-1 Certificates). See "Description of the Statistical Calculation Collateral".
Group II Prefunding Amount:	A Group II Pre-Funding Account will be established on the Closing Date into which no more than $62,500,000 will be deposited (the "Group II Prefunded Amount"). These funds will be used to purchase additional conforming and non-conforming fixed rate and adjustable rate Mortgage Loans for deposit in loan group II. On or prior to October [12], 2002 (the "Group II Prefunding Period"), the amounts on deposit in the Group II Pre-Funding Account will be used to purchase additional Mortgage Loans (to the extent available) having similar characteristics as the Group II Initial Mortgage Loans (with any unused portion of such deposit amount to be distributed as principal to the A-2 Certificates). See "Description of the Statistical Calculation Collateral".

Convertible Mortgage Loans:	Approximately 0.33% of the Group I Initial Mortgage Loans and approximately 0.20% of the Group II Initial Mortgage Loans are, at the borrower's option, subject to conversion during a certain period into fixed-rate Mortgage Loans (the "Convertible Mortgage Loans") at a rate not to exceed 600 basis points over the FNMA rate for thirty-year fixed-rate mortgage loans, only if certain conditions are met, for example, (a) the borrower has made timely payments on the Mortgage Loan during the twelve months immediately preceding the conversion date; (b) the borrower occupies the property; (c) the value of the property has not declined since the note date of the original loan; and (d) the borrower meets the Master Servicer's property and credit standards. *If a borrower exercises his or her right to convert the adjustable rate on a Convertible Mortgage Loan to a fixed rate, no party will have any obligation to repurchase such Convertible Mortgage Loan.*
Optional Termination Date:	The Master Servicer will have the right to purchase all of the Group I and Group II Mortgage Loans and REO properties in the mortgage pool once the aggregate principal balance of the Mortgage Loans in both loan groups is less than or equal to 10% of the Cut-off Date principal balance of the Initial and Additional Mortgage Loans in both loan groups plus the original Group I Prefunded Amount and Group II Prefunded Amount. In the event the Master Servicer does not elect to exercise its right to such termination, the NIMS Insurer, if any, will have the ability to exercise the termination.
Monthly Master Servicer Advances:	The Master Servicer will be obligated to advance its own funds in an amount equal to the aggregate of all payments of principal and interest (net of Servicing Fees) that were due during the related period on the Mortgage Loans. Advances are required to be made only to the extent they are deemed by the Master Servicer to be recoverable from related late collections, insurance proceeds, condemnation proceeds or liquidation proceeds.

CREDIT ENHANCEMENT

Credit Enhancement: Credit enhancement for the structure is provided by Excess Cashflow, overcollateralization, subordination, and for the FSPC T-044 Certificates, a Freddie Mac Guarantee

Certificate Credit Enhancement

(1) The FSPC T-044 Certificates are enhanced by a Freddie Mac Guarantee, Excess Cashflow, subordination of the Mezzanine Certificates and the Class B Certificates, and the Overcollateralization Amount.

(2) The Class A-2 and S-2 Certificates are enhanced by Excess Cashflow, subordination of the Mezzanine Certificates and the Class B Certificates, and the Overcollateralization Amount.

(3) The Class M-1 is enhanced by Excess Cashflow, approximately 12.00% in subordinate certificates and the Overcollateralization Amount.

(4) The Class M-2 is enhanced by Excess Cashflow, approximately 6.50% in subordinate certificates and the Overcollateralization Amount.

(5) The Class M-3 is enhanced by Excess Cashflow, approximately 3.25% in subordinate certificates and the Overcollateralization Amount.

(6) The Class M-4 is enhanced by Excess Cashflow, approximately 1.75% in subordinate certificates and the Overcollateralization Amount.

(7) The Class B is enhanced by Excess Cashflow and the Overcollateralization Amount.

Freddie Mac Guarantee: Freddie Mac will guarantee timely payment of interest on the Freddie Mac Certificates at the applicable Pass-Through Rate and the ultimate payment of principal on the Class A-1 Certificates. These payments are not guaranteed by and are not debts or obligations of the United States or any federal agency or instrumentality other than Freddie Mac. Freddie Mac will not guarantee the payment of any Net WAC Rate Carryover amounts.

***Expected* Overcollateralization Target Amount:** The Overcollateralization Target Amount is approximately 0.50% of the sum of (i) the aggregate principal balance of the Initial and Additional Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date.

***Expected* Credit Support Percentage:**

Class	Initial Credit Support	After Stepdown Support
A	19.00%	38.00%
M-1	12.50%	25.00%
M-2	7.00%	14.00%
M-3	3.75%	7.50%
M-4	2.25%	4.50%
B	0.50%	1.00%

Overcollateralization Amount: The Overcollateralization Amount is equal to the excess of the aggregate principal balance of the Mortgage Loans and any remaining amounts in the Pre-Funding Accounts over the aggregate principal balance of the Offered Certificates and the Class B Certificates (other than the Class S Certificates) and the Class P Certificates. On the Closing Date, the Overcollateralization Amount is expected to equal the Overcollateralization Target Amount. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build the Overcollateralization Amount until the Overcollateralization Target Amount is reached.

Overcollateralization Release Amount: The Overcollateralization Release Amount means, with respect to any Distribution Date, the lesser of (x) the aggregate Principal Remittance Amount for such Distribution Date and (y) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (assuming that 100% of the aggregate Principal Remittance Amount is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Available Funds: Available Funds will be equal to the sum of the following amounts with respect to the Mortgage Loans, net of amounts reimbursable therefrom to the Master Servicer or the Trustee: (i) the aggregate amount of monthly payments on the Mortgage Loans due on the related Due Date and received by the Master Servicer by the Determination Date, after deduction of the Trustee Fee for such Distribution Date, the Servicing Fee for such Distribution Date, any accrued and unpaid Servicing Fees and Trustee Fees in respect of any prior Distribution Dates (ii) unscheduled payments in respect of the Mortgage Loans, including prepayments, Insurance Proceeds, Net Liquidation Proceeds and proceeds from repurchases of and substitutions for such Mortgage Loans occurring during the related Prepayment Period, excluding prepayment charges, (iii) payments from the Master Servicer in connection with Advances and Prepayment Interest Shortfalls for such Distribution Date and (iv) amounts transferred from the Interest Coverage Accounts and, at the end of the Funding Period, any excess amounts transferred from the Pre-Funding Accounts.

Excess Cashflow: For the Certificates and each Distribution Date is equal to the sum of (x) any Overcollateralization Release Amount and (y) the excess of the Available Funds over the sum of (i) the interest paid on the Offered Certificates and the Class B Certificates, (ii) the Guarantee Fee and guarantee reimbursement amounts, and (iii) the Principal Remittance Amount.

Stepdown Date:

The earlier to occur of (i) the Distribution Date on which the principal balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (a) the Distribution Date in August 2005 and (b) the first Distribution Date on which the Credit Enhancement Percentage (after taking into account distributions of principal on such Distribution Date) is greater than or equal to [38.00]%. The Credit Enhancement Percentage is obtained by dividing (x) the aggregate certificate principal balance of the Mezzanine Certificates, Class B Certificates, and the Overcollateralization Amount by (y) the aggregate principal balance of the Mortgage Loans plus any remaining funds in the Prefunding Accounts.

Trigger Event:

A Trigger Event exists with respect to any Distribution Date on or after the Stepdown Date (i) if the 60+ day delinquency percentage (including loans that are in bankruptcy or foreclosure and are 60+ days delinquent or that are REO) is greater than [ ]% of the senior enhancement percentage for the Offered Certificates and the Class B Certificates or (ii) if during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
August 2005 – July 2006	[ ]%
August 2006 – July 2007	[ ]%
August 2007 – July 2008	[ ]%
August 2008 – July 2009	[ ]%
August 2009 and after	[ ]%

PASS THROUGH RATES

The Pass-Through Rate for each class of the Offered Certificates, other than the Class S Certificates, for any Distribution Date will be the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate for such Distribution Date.

The Pass-Through Rate for Class S and Class B Certificates for any Distribution Date will be the lesser of (x) the certificate coupon for such Distribution Date and (y) the related Net WAC Rate for such Distribution Date.

Formula Rate:

The Formula Rate is the lesser of:

(i) the sum of (a) LIBOR as determined for the related period and (b) the certificate margin for the applicable class

(ii) the Maximum Cap Rate for such Distribution Date.

On each Distribution Date after the Optional Termination Date, the certificate margin for the Class A Certificates will be 2 times its initial margin, for the Class M-1, Class M-2, Class M-3, and Class M-4 Certificates the related certificate margin will be 1.5 times their respective initial margin.

Adjusted Net Mortgage Rate: The Adjusted Net Mortgage Rate" for each Mortgage Loan is equal to the loan rate less the sum of (i) the Servicing Fee Rate and (ii) the Trustee Fee Rate.

Adjusted Net Maximum Mortgage Rate: The "Adjusted Net Maximum Mortgage Rate" for each Mortgage Loan is equal to the maximum loan rate (or the loan rate in the case of any Fixed Rate Mortgage Loan) less the sum of (i) the Servicing Fee Rate and (ii) the Trustee Fee Rate.

Maximum Cap Rate:

The Maximum Cap Rate for the Class A-1 Certificates and any Distribution Date is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans less the sum of (A) the rate at which the fee payable to Freddie Mac for the Guarantee with respect to the Freddie Mac Certificates is calculated multiplied by a fraction, the numerator of which is the Certificate Principal Balance of the Class A-1 Certificates immediately prior to such Distribution Date and the denominator of which is the sum of the aggregate outstanding Principal Balance of the Group I Mortgage Loans as of the first day of the month preceding the month of such Distribution Date and any amount remaining in the Group I Pre-Funding Account (exclusive of any investment income thereof) and (B) the Pass-Through Rate for the Class S-1 Certificates for such Distribution Date multiplied by a fraction, the numerator of which is the Notional Amount of the Class S-1 Certificates immediately prior to such Distribution Date and the denominator of which is the sum of the aggregate outstanding Principal Balance of the Group I Mortgage Loans as of the first day of the month preceding the month of such Distribution Date and any amount remaining in the Group I Pre-Funding Account (exclusive of any investment income thereof).

The Maximum Cap Rate for the Class A-2 Certificates and any Distribution Date is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans less the Pass-Through Rate for the Class S-2 Certificates for such Distribution Date multiplied by a fraction, the numerator of which is the Notional Amount of the Class S-2 Certificates immediately prior to such Distribution Date and the denominator of which is the sum of the aggregate outstanding Principal Balance of the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date and any amount remaining in the Group II Pre-Funding Account (exclusive of any investment income thereof).

The Maximum Cap Rate for any Distribution Date with respect to the Mezzanine Certificates and the Class B Certificates is the lesser of the Maximum Cap Rate with respect to the Class A-1 Certificates and the Maximum Cap Rate with respect to the Class A-2 Certificates.

Net WAC Rate:

The Net WAC Rate for the Class A-1 Certificates and any Distribution Date is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans less the sum of (A) the rate at which the fee payable to Freddie Mac for the Guarantee with respect to the Freddie Mac Certificates is calculated multiplied by a fraction, the numerator of which is the Certificate Principal Balance of the Class A-1 Certificates immediately prior to such Distribution Date and the denominator of which is the sum of the aggregate outstanding Principal Balance of the Group I Mortgage Loans as of the first day of the month preceding the month of such Distribution Date and any amount remaining in the Group I Pre-Funding Account (exclusive of any investment income thereof) and (B) the Pass-Through Rate for the Class S-1 Certificates for such Distribution Date multiplied by a fraction, the numerator of which is the Notional Amount of the Class S-1 Certificates immediately prior to such Distribution Date and the denominator of which is the sum of the aggregate outstanding Principal Balance of the Group I Mortgage Loans as of the first day of the month preceding the month of such Distribution Date and any amount remaining in the Group I Pre-Funding Account (exclusive of any investment income thereof).

The Net WAC Rate for the Class A-2 Certificates and any Distribution Date is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans less the Pass-Through Rate for the Class S-2 Certificates for such Distribution Date multiplied by a fraction, the numerator of which is the Notional Amount of the Class S-2 Certificates immediately prior to such Distribution Date and the denominator of which is the sum of the aggregate outstanding Principal Balance of the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date and any amount remaining in the Group II Pre-Funding Account (exclusive of any investment income thereof).

The Net WAC Rate for any Distribution Date with respect to the Mezzanine Certificates and the Class B Certificates is the lesser of the Net WAC Rate with respect to the Class A-1 Certificates and the Net WAC Rate with respect to the Class A-2 Certificates.

The Net WAC Rate for the Class S-1 Certificates and any Distribution Date is a per annum rate equal to the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans less the rate at which the fee payable to Freddie Mac for the Guarantee with respect to the Freddie Mac Certificates is calculated multiplied by a fraction, the numerator of which is the Certificate Principal Balance of the Class A-1 Certificates immediately prior to such Distribution Date and the denominator of which is the sum of the aggregate outstanding Principal Balance of the Group I Mortgage Loans as of the first day of the month preceding the month of such Distribution Date and any amount remaining in the Group I Pre-Funding Account (exclusive of any investment income thereof)

The Net WAC Rate for the Class S-2 Certificates is equal to the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans.

Net WAC Rate Carryover Amount:

If, on any Distribution Date the Pass-Through Rate for the Offered Certificates and the Class B Certificates is limited by the related Net WAC Rate, the "Net WAC Rate Carryover Amount" for such class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on the related Formula Rate, or the related fixed rate in the case of the Class S and Class B Certificates, over (b) the amount of interest actually accrued on such class based on the related Net WAC Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from any prior Distribution Dates together with accrued interest at the related Formula Rate, or at the related fixed rate in the case of the Class S and Class B Certificates. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

INTEREST DISTRIBUTIONS

I. On each Distribution Date, the Group I Interest Remittance Amount will be distributed from Available Funds in the following order of priority:

(i) to Freddie Mac, the Guarantee Fee with respect to the Freddie Mac Certificates;

(ii) to Freddie Mac, previously unreimbursed advances under the Guarantee;

(iii) concurrently, to the holders of the Class A-1 and Class S-1 Certificates, current interest for such Distribution Date;

(iv) concurrently, to the holders of the Class A-1 and Class S-1 Certificates, the Unpaid Interest Shortfall Amount, if any, for such Distribution Date;

(v) concurrently, to the holders of the Class A-2 Certificates and Class S-2 Certificates, the remaining current interest amounts and remaining related Unpaid Interest Shortfall Amounts, if any, for each class for such Distribution Date to the extent not distributed pursuant to II(i) and II(ii) below.

II. On each Distribution Date, the Group II Interest Remittance Amount will be distributed from Available Funds in the following order of priority:

(i) concurrently, to the holders of the Class A-2 and Class S-2 Certificates, current interest for such Distribution Date;

(ii) concurrently, to the holders of the Class A-2 and Class S-2 Certificates, the Unpaid Interest Shortfall Amount, if any, for such Distribution Date;

(iii) concurrently, to the holders of the Class A-1 Certificates and Class S-1 Certificates, the remaining current interest amounts and remaining Unpaid Interest Shortfall Amounts, if any, for each class for such Distribution Date to the extent not distributed pursuant to I(iii) and I(iv) above.

III. On each Distribution Date, following the distributions made pursuant to clauses I and II above, the Trustee shall make the following disbursements and transfers in the order of priority described below, in each case to the extent of the sum of the Group I Interest Remittance Amount and the Group II Interest Remittance Amount remaining undistributed for such Distribution Date:

(i) to the holders of the Class M-1 Certificates, current interest for such class for such Distribution Date;

(ii) to the holders of the Class M-2 Certificates, current interest for such class for such Distribution Date;

(iii) to the holders of the Class M-3 Certificates, current interest for such class for such Distribution Date;

(iv) to the holders of the Class M-4 Certificates, current interest for such class for such Distribution Date;

(v) to the holders of the Class B Certificates, current interest for such class for such Distribution Date;

(vi) any remainder as described under "Excess Cashflow Distribution".

PRINCIPAL DISTRIBUTIONS

I. On each Distribution Date, (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) to pay any guarantee fee and to reimburse Freddie Mac for its advances under the Guarantee with respect to the Class A-1 and Class S-1 Certificates to the extent not covered from I(i) and I(ii) in the Interest Distributions;

(ii) to the holders of the Class A-1 Certificates until the Certificate Principal Balances thereof have been reduced to zero;

(iii) to the holders of the Class A-2 Certificates, until the Certificate Principal Balance thereof has been reduced to zero, to the extent not distributed pursuant to II(i) below.

II. On each Distribution Date, (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group II Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) to the holders of the Class A-2 Certificates until the Certificate Principal Balances thereof have been reduced to zero;

(ii) to the holders of the Class A-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero, to the extent not distributed pursuant to I(ii) above.

III. On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, distributions in respect of principal to the extent of the sum of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount remaining undistributed after I and II above for such Distribution Date shall be made in the following amounts and order of priority:

(i) to the Class M-1 Certificates until the certificate principal balance is reduced to zero;

(ii) to the Class M-2 Certificates until the certificate principal balance is reduced to zero;

(iii) to the Class M-3 Certificates until the certificate principal balance is reduced to zero;

(iv) to the Class M-4 Certificates until the certificate principal balance is reduced to zero;

(v) to the Class B Certificates until the certificate principal balance is reduced to zero;

IV. On each Distribution Date, (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) to pay any guarantee fee and to reimburse Freddie Mac for its advances under the Guarantee with respect to the Class A-1 and Class S-1 Certificates to the extent not covered from I(i) and I(ii) in the Interest Distributions;

(ii) to the holders of the Class A-1 Certificates, the Class A-1 Principal Distribution Amount until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class A-2 Certificates, the Class A-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero, to the extent not distributed pursuant to V(i) below.

V. On each Distribution Date, (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group II Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) to the holders of the Class A-2 Certificates, the Class A-2 Principal Distribution Amount until the Certificate Principal Balances thereof has been reduced to zero;

(ii) to the holders of the Class A-1 Certificates, the Class A-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero, to the extent not distributed pursuant to IV(ii) above.

VI. On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, distributions in respect of principal to the extent of the sum of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount remaining undistributed after IV and V about for such Distribution Date shall be made in the following amounts and order of priority:

(i) to the Class M-1 Certificates, the Class M-1 Principal Distribution Amount until the certificate principal balance is reduced to zero;

(ii) to the Class M-2 Certificates, the Class M-2 Principal Distribution Amount until the certificate principal balance is reduced to zero;

(iii) to the Class M-3 Certificates, the Class M-3 Principal Distribution Amount until the certificate principal balance is reduced to zero;

(iv) to the Class M-4 Certificates, the Class M-4 Principal Distribution Amount until the certificate principal balance is reduced to zero;

(v) to the Class B Certificates, the Class B Principal Distribution Amount until the certificate principal balance is reduced to zero;

EXCESS CASHFLOW DISTRIBUTION

On each Distribution Date, any excess cashflow shall be paid as follows:

(i) to build or maintain the Overcollateralization Amount to the Overcollateralization Target Amount;

(ii) to the Class M-1 Certificates, any unpaid interest (with interest);

(iii) to the Class M-1 Certificates, any Allocated Realized Loss Amounts;

(i) to the Class M-2 Certificates, any unpaid interest (with interest);

(ii) to the Class M-2 Certificates, any Allocated Realized Loss Amounts;

(iii) to the Class M-3 Certificates, any unpaid interest (with interest);

(iv) to the Class M-3 Certificates, any Allocated Realized Loss Amounts;

(v) to the Class M-4 Certificates, any unpaid interest (with interest);

(vi) to the Class M-4 Certificates, any Allocated Realized Loss Amounts;

(vii) to the Class B Certificates, any unpaid interest (with interest);

(viii) to the Class B Certificates, any Allocated Realized Loss Amounts;

(ix) to pay any Net WAC Rate Carryover Amounts;

(x) any remaining amounts to Certificates which are not offered.

DEFINITIONS

Unpaid Interest Shortfall Amount:	The "Unpaid Interest Shortfall Amount" means (i) for each class of Offered Certificates and the Class B Certificates and the first Distribution Date, zero, and (ii) with respect to each class of Offered Certificates and the Class B Certificates and any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) current interest for such class for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class for such preceding Distribution Date exceeds (b) the aggregate amount distributed on such class in respect of interest pursuant to clause (a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not paid on the Certificates of such class on such preceding Distribution Date, to the extent permitted by law, at the Pass-Through Rate for such class for the related Interest Accrual Period. Freddie Mac SPC Certificates are not expected to incur any such shortfalls as long as Freddie Mac does not default under its obligation.
Allocated Realized Loss Amount:	An Allocated Realized Loss Amount with respect to any class of the Mezzanine Certificates or the Class B Certificates and any Distribution Date is an amount equal to the sum of any Realized Loss allocated to that class of Certificates on such Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.
Realized Losses:	Realized Loss means, with respect to any defaulted Mortgage Loan that is liquidated, the amount of loss realized equal to the portion of the Principal Balance remaining unpaid after application of all liquidation proceeds and insurance proceeds net of amounts reimbursable to the Master Servicer for related Advances, Servicing Advances and Servicing Fees in respect of such Mortgage Loan. All Realized Losses on the Mortgage Loans will be allocated on each Distribution Date, first to the Excess Cashflow, second in reduction of the Overcollateralization Amount, third to the Class B Certificates, fourth to the Class M-4 Certificates, fifth to the Class M-3 Certificates, sixth to the Class M-2 Certificates, and seventh to the Class M-1 Certificates. An allocation of any Realized Losses to a Mezzanine Certificate or Class B Certificate on any Distribution Date will be made by reducing the Certificate Principal Balance thereof, after taking into account all distributions made thereon on such Distribution Date. Realized Losses will not be allocated to the Class A Certificates or to the Class S Certificates. However it is possible that under certain loss scenarios there will not be enough principal and interest on the Mortgage Loans to pay the Class A-2 Certificates all interest and principal amounts to which such Certificates are then entitled or enough interest on the Mortgage Loans to pay the Class S-2 Certificates all interest amounts to which such Certificates are then entitled.
Class A-1 Allocation Percentage:	The Class A-1 Allocation Percentage for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (i) the Group I Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.
Class A-2 Allocation Percentage:	The Class A-2 Allocation Percentage for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (i) the Group II Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.

Group I Basic Principal Distribution Amount:	The Group I Basic Principal Distribution Amount means with respect to any Distribution Date the excess of (i) the Group I Principal Remittance Amount for such Distribution Date over (ii) the product of (a) the Overcollateralization Release Amount, if any, for such Distribution Date and (b) the Class A-1 Allocation Percentage.
Group I Interest Remittance Amount:	The Group I Interest Remittance Amount with respect to any Distribution Date is that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group I Mortgage Loans.
Group I Principal Distribution Amount:	The Group I Principal Distribution Amount with respect to any Distribution Date is the sum of (i) the Group I Basic Principal Distribution Amount for such Distribution Date and (ii) the product of (a) the Extra Principal Distribution Amount for such Distribution Date and (b) the Class A-1 Allocation Percentage.
Group I Principal Remittance Amount:	The Group I Principal Remittance Amount means with respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group I Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) the principal portion of all partial and full principal prepayments of the Group I Mortgage Loans applied by the Master Servicer during such Prepayment Period, (iii) the principal portion of all related Net Liquidation Proceeds and Insurance Proceeds received during such Prepayment Period with respect to the Group I Mortgage Loans, (iv) that portion of the Purchase Price, representing principal of any repurchased Group I Mortgage Loan, deposited to the Collection Account during such Prepayment Period, (v) the principal portion of any related Substitution Adjustments deposited in the Collection Account during such Prepayment Period with respect to the Group I Mortgage Loans, (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the Termination Price, representing principal with respect to the Group I Mortgage Loans and (vii) on the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Group I Pre-Funding Account after giving effect to any purchase of Subsequent Group I Mortgage Loans.
Group II Basic Principal Distribution Amount:	The Group II Basic Principal Distribution Amount means with respect to any Distribution Date the excess of (i) the Group II Principal Remittance Amount for such Distribution Date over (ii) the product of (a) the Overcollateralization Release Amount, if any, for such Distribution Date and (b) the Class A-2 Allocation Percentage.
Group II Interest Remittance Amount:	The Group II Interest Remittance Amount with respect to any Distribution Date is that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group II Mortgage Loans.
Group II Principal Distribution Amount:	The Group II Principal Distribution Amount with respect to any Distribution Date is the sum of (i) the Group II Basic Principal Distribution Amount for such Distribution Date and (ii) the product of (a) the Extra Principal Distribution Amount for such Distribution Date and (b) the Class A-2 Allocation Percentage.

Group II Principal Remittance Amount:	The Group II Principal Remittance Amount means with respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group II Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) the principal portion of all partial and full principal prepayments of the Group II Mortgage Loans applied by the Master Servicer during such Prepayment Period, (iii) the principal portion of all related Net Liquidation Proceeds and Insurance Proceeds received during such Prepayment Period with respect to the Group II Mortgage Loans, (iv) that portion of the Purchase Price, representing principal of any repurchased Group II Mortgage Loan, deposited to the Collection Account during such Prepayment Period, (v) the principal portion of any related Substitution Adjustments deposited in the Collection Account during such Prepayment Period with respect to the Group II Mortgage Loans, (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the Termination Price, representing principal with respect to the Group II Mortgage Loans and (vii) on the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Group II Pre-Funding Account after giving effect to any purchase of Subsequent Group II Mortgage Loans.
Principal Remittance Amount:	The Principal Remittance Amount is the sum of the Group I Principal Remittance Amount and the Group II Principal Remittance Amount.
Principal Distribution Amount:	The Principal Distribution Amount is the sum of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount.
Extra Principal Distribution Amount:	The Extra Principal Distribution Amount with respect to any Distribution Date is the lesser of (x) the Excess Cashflow for such Distribution Date and (y) the Overcollateralization Deficiency Amount for such Distribution Date.
Class A-1 Principal Distribution Amount:	The Class A-1 Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 62.00% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the sum of (i) the Cut-off Date Group I Mortgage Loans as of the Cut-off Date and (ii) the original Group I Prefunded Amount.
Class A-2 Principal Distribution Amount:	The Class A-2 Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 62.00% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the sum of (i) the Cut-off Date Group II Mortgage Loans as of the Cut-off Date and (ii) the original Group II Prefunded Amount.
Class A Principal Distribution Amount:	The Class A Principal Distribution Amount is an amount equal to the sum of (i) the Class A-1 Principal Distribution Amount and (ii) the Class A-2 Principal Distribution Amount.

Class M-1 Principal Distribution Amount: The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount) and the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 75.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Prefunded Amounts.

Class M-2 Principal Distribution Amount: The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount) and the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 86.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Prefunded Amounts.

Class M-3 Principal Distribution Amount: The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount) and the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 92.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Prefunded Amounts.

Class M-4 Principal Distribution Amount: The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), and the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 95.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Prefunded Amounts.

Class B Principal Distribution Amount: The Class B Principal Distribution Amount is an amount equal to the excess of (x) the sum of the certificate principal balance of the Class A Certificates (after taking into account the Class A Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount),the Class B Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 99.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Prefunded Amounts.

DESCRIPTION OF THE STATISTICAL CALCULATION COLLATERAL
TOTAL POOL

Summary	Total	Minimum	Maximum
Statistical Cut-Off Date Aggregate Principal Balance	$ 433,530,602.00	$33,800.00	$742,500.00
Number of Loans	3,000		
Average Original Loan Balance	$144,522.53	$33,800.00	$742,500.00
Average Current Loan Balance	$144,510.20	$33,800.00	$742,500.00
(1) Weighted Average Combined Original LTV	79.42%	12.70%	99.18%
(1) Weighted Average Gross Coupon	8.739%	6.100%	14.140%
(1) (2) Weighted Average Gross Margin	5.922%	3.400%	10.350%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	25	5	36
(1) Weighted Average Remaining Term to Maturity (months)	355	120	360
(1) (3) Weighted Average Credit Score	593	454	808

(1) Weighted Average reflected in Total.
(2) Adjustable Loans Only
(3) 96.82% of the Mortgage Loans have Credit Scores.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Adjustable	87.80%
	Fixed	12.20%
Fully Amortizing Mortgage Loans		99.06%
Lien	First	99.10%
	Second	0.90%
Property Type	SFR – Detached	75.20%
	2-4 Family – Detached	10.26%
	PUD – Detached	9.48%
	Low Rise Condo - Attached	3.71%
	Manufactured Housing	0.68%
	High Rise Condo - Attached	0.28%
	SFR – Attached	0.17%
	Low Rise Condo - Detached	0.11%
	2-4 Family - Attached	0.07%
	High Rise Condo - Detched	0.04%
Occupancy Status	Owner Occupied	93.55%
	Non-Owner Occupied	4.81%
	Second Home	1.65%
Geographic Distribution	California	15.77%
	New York	11.66%
	Massachusetts	8.82%
	Florida	7.02%
	New Jersey	5.95%
Number of States (including DC)		47
Largest Zip Code Concentration	02149	0.44%
Loans with Prepayment Penalties		81.21%

DESCRIPTION OF THE STATISTICAL CALCULATION COLLATERAL
GROUP 1 POOL

Summary	Total	Minimum	Maximum
Statistical Cut-Off Date Aggregate Principal Balance	$260,996,652.03	$33,800.00	$382,500.00
Number of Loans	2,026		
Average Original Loan Balance	$128,834.44	$33,800.00	$382,500.00
Average Current Loan Balance	$128,823.62	$33,800.00	$382,500.00
(1) Weighted Average Combined Original LTV	79.25%	18.63%	99.18%
(1) Weighted Average Gross Coupon	8.809%	6.100%	14.140%
(1) (2) Weighted Average Gross Margin	5.999%	3.500%	10.350%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	24	5	36
(1) Weighted Average Remaining Term to Maturity (months)	355	180	360
(1) (3) Weighted Average Credit Score	591	454	808

(1) Weighted Average reflected in Total.
(2) Adjustable Loans Only
(3) 96.38% of the Mortgage Loans have Credit Scores.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Adjustable	87.34%
	Fixed	12.66%
Fully Amortizing Mortgage Loans		99.23%
Lien	First	99.43%
	Second	0.57%
Property Type	SFR - Detached	74.59%
	2-4 Family - Detached	11.67%
	PUD - Detached	7.97%
	Low Rise Condo - Attached	3.95%
	Manufactured Housing	0.94%
	High Rise Condo - Attached	0.43%
	SFR - Attached	0.23%
	Low Rise Condo - Detached	0.15%
	High Rise Condo - Detached	0.06%
Occupancy Status	Owner Occupied	93.53%
	Non-Owner Occupied	5.20%
	Second Home	1.27%
Geographic Distribution	California	13.53%
	New York	10.64%
	Massachusetts	8.85%
	Florida	7.48%
	New Jersey	5.86%
Number of States (including DC)		45
Largest Zip Code Concentration	02149	0.50%
Loans with Prepayment Penalties		82.54%

Range of Mortgage Coupons

Mortgage Coupons	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
6.001 - 6.500	8	$1,458,230.00	0.56%	46.66%	6.287%	606	58.77%	360	360	0
6.501 - 7.000	92	13,653,069.83	5.23	38.72	6.846	641	69.53	353	353	0
7.001 - 7.500	99	14,553,782.97	5.58	38.35	7.320	625	73.71	353	353	0
7.501 - 8.000	320	45,103,621.24	17.28	38.70	7.812	618	81.95	358	358	0
8.001 - 8.500	307	44,884,271.16	17.20	39.85	8.311	594	79.85	357	357	0
8.501 - 9.000	335	45,263,548.61	17.34	40.21	8.792	584	79.03	356	356	0
9.001 - 9.500	244	29,999,168.03	11.49	40.14	9.310	581	81.89	356	356	0
9.501 - 10.000	252	29,350,075.36	11.25	40.36	9.773	565	80.45	355	355	0
10.001 - 10.500	131	12,913,818.66	4.95	39.33	10.269	567	79.21	357	357	0
10.501 - 11.000	114	12,977,177.58	4.97	40.49	10.772	554	81.61	357	357	0
11.001 - 11.500	52	5,180,449.19	1.98	40.73	11.232	546	78.42	349	348	0
11.501 - 12.000	30	2,546,039.13	0.98	39.02	11.764	548	73.24	327	327	0
12.001 - 12.500	12	824,783.63	0.32	26.94	12.265	554	79.63	296	296	0
12.501 - 13.000	19	1,492,845.49	0.57	36.66	12.769	541	70.18	290	289	0
13.001 - 13.500	4	370,452.61	0.14	33.68	13.296	550	61.89	292	292	0
13.501 - 14.000	6	374,592.54	0.14	43.77	13.718	540	77.49	229	229	0
14.001 - 14.500	1	50,726.00	0.02	46.36	14.140	553	79.56	360	360	0
Total:	2,026	$260,996,652.03	100.00%							

Original Loan-to-Value Ratio

Original LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
15.01 - 20.00	1	$60,000.00	0.02%	0.00%	8.490%	563	18.63%	360	360	0
20.01 - 25.00	2	167,500.00	0.06	0.00	7.922	589	23.93	360	360	0
25.01 - 30.00	2	176,000.00	0.07	0.00	9.155	568	28.91	360	360	0
30.01 - 35.00	10	927,836.79	0.36	38.36	8.961	588	32.88	329	329	0
35.01 - 40.00	11	1,305,469.36	0.50	44.42	7.994	611	38.40	353	353	0
40.01 - 45.00	17	1,722,229.30	0.66	31.40	8.743	558	43.48	348	348	0
45.01 - 50.00	30	3,715,929.56	1.42	40.64	8.230	590	47.73	355	355	0
50.01 - 55.00	38	4,453,708.20	1.71	34.22	8.328	600	52.78	350	350	0
55.01 - 60.00	52	6,267,345.48	2.40	43.82	8.394	582	58.00	356	356	0
60.01 - 65.00	100	12,862,678.37	4.93	39.02	8.663	574	63.61	354	354	0
65.01 - 70.00	135	15,733,017.29	6.03	39.72	9.014	569	69.32	348	348	0
70.01 - 75.00	221	28,303,815.57	10.84	38.70	8.972	569	74.37	353	353	0
75.01 - 80.00	726	93,438,688.51	35.80	40.02	8.780	586	79.68	356	356	0
80.01 - 85.00	150	20,850,796.14	7.99	38.12	8.391	610	84.64	354	354	0
85.01 - 90.00	324	43,992,621.37	16.86	40.68	9.113	596	89.84	357	357	0
90.01 - 95.00	204	26,643,389.60	10.21	39.39	8.812	631	94.92	359	359	0
95.01 - 100.00	3	375,626.49	0.14	36.48	9.094	679	98.10	360	359	1
Total:	2,026	$260,996,652.03	100.00%							

Statistical Calculation Date Principal Balance

Principal Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
less than 50,000.00	10	$446,600.00	0.17%	0.00%	10.127%	583	76.31%	360	360	0
50,000.01 - 75,000.00	467	29,434,100.35	11.28	36.85	9.483	585	76.39	344	344	0
75,000.01 - 100,000.00	362	31,756,197.99	12.17	36.98	9.109	588	78.53	349	349	0
100,000.01 - 125,000.00	318	35,754,143.37	13.70	39.58	8.971	590	79.65	353	353	0
125,000.01 - 150,000.00	227	31,268,391.56	11.98	38.93	8.733	596	80.43	360	360	0
150,000.01 - 175,000.00	197	31,927,717.10	12.23	40.36	8.774	583	78.33	357	357	0
175,000.01 - 200,000.00	161	30,379,787.02	11.64	39.59	8.660	585	79.02	358	358	0
200,000.01 - 225,000.00	96	20,407,067.59	7.82	41.11	8.374	591	78.94	360	360	0
225,000.01 - 250,000.00	78	18,583,505.03	7.12	40.76	8.453	604	81.30	360	360	0
250,000.01 - 275,000.00	50	13,093,150.48	5.02	40.07	8.543	586	80.43	360	360	0
275,000.01 - 300,000.00	42	12,113,622.46	4.64	42.32	8.228	597	79.87	360	360	0
300,000.01 - 325,000.00	13	4,027,212.68	1.54	46.38	8.417	643	84.29	360	360	0
325,000.01 - 350,000.00	2	678,406.40	0.26	45.33	8.262	695	85.27	272	272	1
350,000.01 - 375,000.00	1	369,000.00	0.14	0	9.450	688	90.00	360	360	0
375,000.01 - 400,000.00	2	757,750.00	0.29	0	8.904	677	92.48	360	360	0
Total:	2,026	$260,996,652.03	100.00%							

Original Term to Maturity

Original Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
120	2	$187,250.00	0.07%	45.78%	7.680%	691	86.32%	120	120	0
180	63	5,475,472.53	2.10	40.44	9.940	602	74.00	180	180	0
240	26	2,056,276.88	0.79	35.27	9.331	594	73.09	240	240	0
360	1,935	253,277,652.62	97.04	39.62	8.781	591	79.41	360	360	0
Total:	2,026	$260,996,652.03	100.00%							

Remaining Term to Maturity

Remaining Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
116 - 120	2	$187,250.00	0.07%	45.78%	7.680%	691	86.32%	120	120	0
176 - 180	63	5,475,472.53	2.10	40.44	9.940	602	74.00	180	180	0
236 - 240	26	2,056,276.88	0.79	35.27	9.331	594	73.08	240	240	0
356 - 360	1,935	253,277,652.62	97.04	39.62	8.781	591	79.41	360	360	0
Total:	2,026	$260,996,652.03	100.00%							

Fico Score

Fico Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
801 - 850	1	$319,500.00	0.12%	0.00%	9.25%	808	90.00%	360	360	0
751 - 800	18	2,470,023.54	0.95	35.39	8.463	769	85.61	350	350	0
701 - 750	71	10,306,009.65	3.95	37.74	7.971	720	81.98	349	348	0
651 - 700	203	27,022,559.07	10.35	36.28	8.109	671	80.14	353	353	0
601 - 650	467	63,683,174.04	24.40	39.40	8.311	623	81.53	356	356	0
551 - 600	574	72,013,988.62	27.59	41.12	8.946	576	80.20	355	355	0
501 - 550	586	74,247,166.61	28.45	40.44	9.365	527	76.07	356	356	0
451 - 500	12	1,480,192.40	0.57	37.44	9.655	496	78.93	351	351	1
Not Scored	94	9,454,038.10	3.62	36.85	9.617	0	74.09	355	354	0
Total:	2,026	$260,996,652.03	100.00%							

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
A	407	$50,291,348.67	19.27%	40.39%	9.164%	556	79.43%	356	355	0
AA	990	134,630,861.63	51.58	39.53	8.452	608	81.63	356	356	0
AA+	158	19,430,400.44	7.44	36.86	8.041	684	82.46	346	346	0
B	348	41,386,083.27	15.86	39.78	9.345	547	73.99	356	356	0
C	99	12,586,638.02	4.82	40.52	10.11	551	68.82	356	356	0
CC	24	2,671,320.00	1.02	40.24	11.316	555	63.09	360	360	0
Total:	2,026	$260,996,652.03	100.00%							

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
SFR - Detached	1,567	$194,679,068.33	74.59%	39.13%	8.779%	588	79.12%	355	355	0
2-4 Family - Detached	190	30,445,265.56	11.67	42.56	8.907	609	78.60	352	352	0
PUD - Detached	138	20,814,103.43	7.97	40.80	8.778	586	80.52	357	357	0
Low Rise Condo - Attached	87	10,314,575.89	3.95	37.96	9.003	597	79.64	358	357	0
MF Housing	28	2,460,270.00	0.94	43.88	9.009	619	82.73	355	355	0
High Rise Condo - Attached	8	1,115,860.66	0.43	46.42	9.432	605	85.73	360	360	0
SFR - Attached	4	609,858.16	0.23	30.46	8.901	621	75.22	360	359	1
Low Rise Condo - Detached	3	389,650.00	0.15	0.00	9.409	566	81.80	360	360	0
High Rise Condo - Detached	1	168,000.00	0.06	0.00	8.900	510	80.00	360	360	0
Total:	2,026	$260,996,652.03	100.00%							

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	1,881	$244,121,810.03	93.53%	39.54%	8.790%	589	79.47%	355	355	0
Non-Owner Occupied	119	13,572,805.94	5.20	41.59	9.256	614	74.91	355	355	0
Second Home	26	3,302,036.06	1.27	38.53	8.430	627	80.73	360	360	0
Total:	2,026	$260,996,652.03	100.00%							

Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full Documentation	1,357	$166,602,051.79	63.83%	40.29%	8.808%	584	81.04%	355	355	0
Stated Income Documentation	658	93,241,008.06	35.72	38.44	8.792	604	76.14	355	355	0
Lite Documentation	11	1,153,592.18	0.44	32.64	10.435	572	72.08	360	360	0
Total:	2,026	$260,996,652.03	100.00%							

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O Refi	1,227	$158,364,326.84	60.68%	40.16%	8.738%	582	76.85%	354	354	0
Purchase	648	86,049,548.97	32.97	38.74	8.936	610	84.03	358	358	0
R/T Refi	151	16,582,776.22	6.35	38.33	8.835	586	77.32	351	351	0
Total:	2,026	$260,996,652.03	100.00%							

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	1,599	$215,313,155.54	82.50%	39.81%	8.788%	586	79.81%	360	360	0
30Y FIXED	224	25,902,868.45	9.92	37.17	8.704	634	75.39	360	360	0
3/27 ARM	111	11,909,685.24	4.56	39.87	8.799	591	81.14	360	360	0
15Y FIXED	32	2,901,519.97	1.11	39.29	9.115	627	70.81	180	180	0
20Y FIXED	26	2,056,276.88	0.79	35.27	9.331	594	73.08	240	240	0
15/30 BALLOON	25	2,004,922.56	0.77	40.53	11.340	557	75.68	180	180	0
2/13 ARM	5	482,900.00	0.19	42.90	9.079	623	83.37	180	180	0
10Y FIXED	2	187,250.00	0.07	45.78	7.680	691	86.32	120	120	0
6M ARM	1	151,943.39	0.06	43.98	10.800	0	60.80	360	359	1
3/12 ARM	1	86,130.00	0.03	0.00	9.950	592	90.00	180	180	0
Total:	2,026	$260,996,652.03	100.00%							

Amortization

Amortization	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Fully Amortizing	2,001	$258,991,729.47	99.23%	39.60%	8.790%	591	79.28%	356	356	0
Balloon	25	2,004,922.56	0.77	40.53	11.340	557	75.68	180	180	0
Total:	2,026	$260,996,652.03	100.00%							

Lien

Lien Position	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
First Lien	2,005	$259,499,857.72	99.43%	39.61%	8.786%	591	79.28%	356	356	0
Second Lien	21	1,496,794.31	0.57	39.46	12.840	564	74.63	200	199	0
Total:	2,026	$260,996,652.03	100.00%							

Prepayment Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
No Prepayment Penalty	340	$45,582,175.09	17.46%	40.43%	8.840%	592	78.28%	352	352	0
12 Months Prepayment Penalty	42	5,855,265.77	2.24	37.17	8.878	624	74.83	353	353	0
24 Months Prepayment Penalty	1,383	180,746,041.49	69.25	39.70	8.811	586	80.09	360	359	0
30 Months Prepayment Penalty	4	716,860.00	0.27	49.23	8.959	617	75.00	360	360	0
36 Months Prepayment Penalty	255	27,927,183.19	10.70	37.84	8.729	616	76.35	331	331	0
60 Months Prepayment Penalty	2	169,126.49	0.06	36.48	9.090	578	88.89	309	308	1
Total:	2,026	$260,996,652.03	100.00%							

Geographic Distribution

Geographic Distribution	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	208	$35,311,733.16	13.53%	39.91%	8.286%	593	77.04%	355	355	0
New York	152	27,781,138.52	10.64	40.62	8.560	596	76.55	353	353	0
Massachussetts	134	23,088,186.24	8.85	42.01	8.500	593	74.71	359	359	0
Florida	190	19,525,311.80	7.48	40.26	9.351	593	80.06	352	351	0
New Jersey	104	15,283,364.07	5.86	38.70	8.976	580	76.94	357	357	0
Texas	141	14,869,491.35	5.70	39.84	9.442	584	81.02	351	351	0
Illinois	93	11,814,307.73	4.53	42.51	9.083	588	82.61	357	357	0
Michigan	110	10,334,512.22	3.96	37.17	9.256	577	77.99	352	352	0
Ohio	91	9,086,046.22	3.48	37.98	8.760	582	83.21	352	352	0
Virginia	63	8,589,452.11	3.29	38.01	9.020	603	83.88	356	356	0
Georgia	64	7,657,176.79	2.93	36.41	8.923	584	82.45	356	356	0
Colorado	45	7,102,256.41	2.72	41.95	8.228	606	82.17	360	360	0
Pennsylvania	66	6,525,269.73	2.50	40.17	8.857	584	81.90	352	352	0
Arizona	56	6,487,606.40	2.49	40.29	8.657	592	82.82	360	360	0
Minnesota	38	5,281,471.07	2.02	37.97	8.908	580	81.43	358	358	0
Connecticut	32	4,685,927.67	1.80	35.57	8.830	597	76.89	360	360	0
Rhode Island	30	4,050,897.63	1.55	36.24	8.891	585	78.32	360	360	0
North Carolina	42	3,862,153.68	1.48	44.91	9.292	595	82.72	352	352	0
Maryland	26	3,678,623.64	1.41	29.88	8.890	602	82.39	357	357	0
New Hampshire	20	3,084,483.26	1.18	40.12	8.660	592	76.03	360	360	0
Wisconsin	28	2,882,794.16	1.10	34.44	8.906	577	82.80	355	355	0
Washington	21	2,859,511.34	1.10	42.96	8.607	607	83.63	356	356	0
Indiana	29	2,580,851.19	0.99	40.85	8.730	583	81.62	357	357	0
Missouri	31	2,557,915.19	0.98	32.58	9.635	602	80.10	356	356	0
Maine	24	2,504,340.67	0.96	33.39	8.685	609	74.63	352	352	0
Louisiana	20	2,254,680.06	0.86	39.63	8.903	587	81.56	360	360	0
South Carolina	16	1,886,120.16	0.72	33.78	8.387	618	78.22	357	356	0
Oregon	14	1,785,364.53	0.68	34.51	8.809	569	75.29	360	360	0
Utah	11	1,643,784.16	0.63	38.80	8.317	610	88.18	360	360	0
Nevada	10	1,525,585.90	0.58	44.80	8.828	614	78.84	360	360	0
Kentucky	20	1,512,243.52	0.58	37.39	9.030	566	81.86	356	356	0
Tennessee	17	1,460,550.00	0.56	41.89	8.994	613	82.31	353	353	0
Idaho	9	1,053,229.76	0.40	42.88	9.306	561	83.74	360	360	0
Alabama	12	1,017,217.48	0.39	39.85	9.202	579	80.02	344	344	0
Mississippi	13	967,080.00	0.37	39.20	8.941	608	83.75	331	331	0
Delaware	7	884,910.00	0.34	39.00	9.359	576	80.97	360	360	0
Kansas	9	788,120.82	0.30	32.64	8.758	607	87.01	360	360	0
Vermont	5	496,400.00	0.19	0.00	7.805	647	72.83	360	360	0
Wyoming	3	439,525.00	0.17	44.83	7.350	647	83.33	360	360	0
Nebraska	5	390,550.00	0.15	0.00	9.568	608	84.10	316	316	0
Iowa	4	363,443.39	0.14	43.98	9.655	570	72.79	360	360	0
Oklahoma	6	343,125.00	0.13	38.94	9.248	575	75.80	338	338	0
Arkansas	3	234,900.00	0.09	42.32	9.771	574	81.80	360	360	0
New Mexico	2	233,000.00	0.09	0.00	8.736	540	63.48	360	360	0
Alaska	2	232,000.00	0.09	0.00	9.869	580	84.66	360	360	0
Total:	2,026	$260,996,652.03	100.00%							

Range of Gross Margins - (Adjustable Loans Only)

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age	W.A. Cap Initial	W.A. Cap Interim	W.A. Ceiling	W.A. Floor	W.A. Margin
3.001 - 3.500	1	$185,000.00	0.08%	27.51%	6.950%	651	66.07%	360	360	0	3.000%	1.000%	12.950%	6.950%	3.500%
3.501 - 4.000	15	2,504,600.00	1.10	53.41	7.047	623	64.15	360	360	0	3.000	1.000	13.047	7.047	3.929
4.001 - 4.500	71	11,419,473.00	5.01	39.74	7.163	635	72.00	360	360	0	3.000	1.000	13.163	7.163	4.325
4.501 - 5.000	138	19,166,684.12	8.41	38.25	7.619	620	74.29	360	360	0	3.000	1.000	13.619	7.619	4.801
5.001 - 5.500	266	39,129,385.24	17.17	39.28	8.091	607	79.78	359	359	0	3.000	1.000	14.091	8.091	5.291
5.501 - 6.000	369	53,075,190.47	23.28	39.94	8.532	589	81.35	360	359	0	3.000	1.000	14.537	8.532	5.774
6.001 - 6.500	314	39,909,266.95	17.51	38.43	9.123	574	81.54	359	359	0	3.000	1.000	15.139	9.123	6.259
6.501 - 7.000	229	26,820,136.49	11.77	40.83	9.473	562	81.61	360	360	0	3.000	1.000	15.473	9.473	6.756
7.001 - 7.500	157	18,644,458.41	8.18	42.38	9.982	552	80.91	359	359	0	3.000	1.000	15.987	9.982	7.262
7.501 - 8.000	127	14,476,292.41	6.35	42.13	10.626	549	83.12	360	360	0	2.979	1.000	16.626	10.626	7.810
8.001 - 8.500	15	1,247,026.77	0.55	43.71	10.885	546	80.44	360	360	0	3.000	1.000	16.885	10.885	8.228
8.501 - 9.000	6	666,769.72	0.29	27.17	11.318	578	68.84	360	360	0	3.000	1.000	17.318	11.318	8.756
9.001 - 9.500	6	448,830.59	0.20	18.36	11.851	542	68.49	360	360	0	3.000	1.000	17.851	11.851	9.174
9.501 - 10.000	2	132,400.00	0.06	46.69	12.371	507	67.30	360	360	0	3.000	1.000	18.371	12.371	9.688
10.001 - 10.500	1	118,300.00	0.05	38.93	12.990	500	70.00	360	360	0	3.000	1.000	18.990	12.990	10.350
Total:	1,717	$227,943,814.17	100.00%												

Initial Periodic Rate Cap - (Adjustable Loans Only)

Initial Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age	W.A. Cap Initial	W.A. Cap Interim	W.A. Ceiling	W.A. Floor	W.A. Margin
1.000	1	$151,943.39	0.07%	43.98%	10.800%	0	60.80%	360	359	1	1.000%	1.000%	16.800%	10.800%	7.990%
3.000	1,716	227,791,870.78	99.93	39.83	8.790	586	79.89	360	359	0	3.000	1.000	14.794	8.790	5.998
Total:	1,717	$227,943,814.17	100.00%												

Periodic Rate Cap - (Adjustable Loans Only)

Periodic Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age	W.A. Cap Initial	W.A. Cap Interim	W.A. Ceiling	W.A. Floor	W.A. Margin
1.000	1,717	$227,943,814.17	100.00%	39.83%	8.791%	586	79.88%	360	359	0	2.999%	1.000%	14.796%	8.791%	5.999%
Total:	1,717	$227,943,814.17	100.00%												

Range of Maximum Interest Rates - (Adjustable Loans Only)

Maximum Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age	W.A. Cap Initial	W.A. Cap Interim	W.A. Ceiling	W.A. Floor	W.A. Margin
12.001 - 12.500	6	$1,105,750.00	0.49%	46.66%	6.287%	586	64.90%	360	360	0	3.000%	1.000%	12.287%	6.287%	4.393%
12.501 - 13.000	64	10,407,755.83	4.57	39.40	6.844	627	70.32	360	360	0	3.000	1.000	12.844	6.844	4.418
13.001 - 13.500	72	11,789,482.97	5.17	38.19	7.318	615	74.53	360	360	0	3.000	1.000	13.318	7.318	4.919
13.501 - 14.000	271	38,915,275.24	17.07	39.30	7.807	612	82.20	360	360	0	3.000	1.000	13.807	7.807	5.357
14.001 - 14.500	275	40,954,989.95	17.97	39.98	8.311	593	80.30	359	359	0	3.000	1.000	14.311	8.311	5.593
14.501 - 15.000	302	40,877,779.07	17.93	40.30	8.789	580	79.85	360	359	0	3.000	1.000	14.796	8.789	6.015
15.001 - 15.500	220	27,309,228.96	11.98	39.69	9.298	576	82.10	360	360	0	3.000	1.000	15.307	9.298	6.383
15.501 - 16.000	221	26,476,938.38	11.62	40.13	9.767	563	81.05	359	359	0	3.000	1.000	15.767	9.767	6.716
16.001 - 16.500	117	11,731,730.13	5.15	38.99	10.242	563	79.19	359	359	0	3.000	1.000	16.260	10.242	7.079
16.501 - 17.000	95	11,226,038.80	4.92	41.45	10.753	552	81.55	359	359	0	2.973	1.000	16.767	10.753	7.382
17.001 - 17.500	42	4,441,029.19	1.95	40.34	11.230	548	78.35	360	360	0	3.000	1.000	17.230	11.230	7.833
17.501 - 18.000	17	1,576,662.30	0.69	42.42	11.687	538	72.54	360	360	0	3.000	1.000	17.749	11.687	7.988
18.001 - 18.500	6	413,933.63	0.18	18.20	12.308	546	77.51	360	360	0	3.000	1.000	18.308	12.308	8.358
18.501 - 19.000	7	586,194.72	0.26	33.95	12.805	516	63.07	360	360	0	3.000	1.000	18.805	12.805	8.907
19.001 - 19.500	1	67,275.00	0.03	0.00	13.100	532	65.00	360	360	0	3.000	1.000	19.100	13.100	9.200
19.501 - 20.000	1	63,750.00	0.03	0.00	13.700	515	75.00	360	360	0	3.000	1.000	19.700	13.700	8.000
Total:	1,717	$227,943,814.17	100.00%												

Range of Minimum Interest Rates – (Adjustable Loans Only)

Minimum Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age	W.A. Cap Initial	W.A. Cap Interim	W.A. Ceiling	W.A. Floor	W.A. Margin
6.001 - 6.500	6	$1,105,750.00	0.49%	46.66%	6.287%	586	64.90%	360	360	0	3.000%	1.000%	12.287%	6.287%	4.393%
6.501 - 7.000	64	10,407,755.83	4.57	39.40	6.844	627	70.32	360	360	0	3.000	1.000	12.844	6.844	4.418
7.001 - 7.500	72	11,789,482.97	5.17	38.19	7.318	615	74.53	360	360	0	3.000	1.000	13.318	7.318	4.919
7.501 - 8.000	272	39,195,205.70	17.20	39.32	7.808	611	82.22	360	360	0	3.000	1.000	13.815	7.808	5.365
8.001 - 8.500	276	41,213,406.82	18.08	39.84	8.310	592	80.30	359	359	0	3.000	1.000	14.317	8.310	5.593
8.501 - 9.000	301	40,597,848.61	17.81	40.29	8.795	580	79.82	360	359	0	3.000	1.000	14.795	8.795	6.012
9.001 - 9.500	220	27,266,473.56	11.96	40.26	9.308	576	82.18	360	360	0	3.000	1.000	15.315	9.308	6.389
9.501 - 10.000	222	26,635,388.49	11.69	40.05	9.767	562	81.07	359	359	0	3.000	1.000	15.772	9.767	6.714
10.001 - 10.500	116	11,516,068.66	5.05	38.36	10.261	562	78.99	359	359	0	3.000	1.000	16.261	10.261	7.096
10.501 - 11.000	95	11,164,715.18	4.90	41.53	10.767	552	81.65	359	359	0	2.973	1.000	16.776	10.767	7.394
11.001 - 11.500	42	4,441,029.19	1.95	40.34	11.230	548	78.35	360	360	0	3.000	1.000	17.230	11.230	7.833
11.501 - 12.000	16	1,479,535.81	0.65	43.62	11.748	539	70.79	360	360	0	3.000	1.000	17.748	11.748	8.045
12.001 - 12.500	6	413,933.63	0.18	18.20	12.308	546	77.51	360	360	0	3.000	1.000	18.308	12.308	8.358
12.501 - 13.000	7	586,194.72	0.26	33.95	12.805	516	63.07	360	360	0	3.000	1.000	18.805	12.805	8.907
over 13.001	2	131,025.00	0.06	0.00	13.392	524	69.87	360	360	0	3.000	1.000	19.392	13.392	8.616
Total:	1,717	$227,943,814.17	100.00%												

Next Interest Adjustment Date - (Adjustable Loans Only)

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age	W.A. Cap Initial	W.A. Cap Interim	W.A. Ceiling	W.A. Floor	W.A. Margin
12/1/02	1	$151,943.39	0.07%	43.98%	10.800%	0	60.80%	360	359	1	1.000%	1.000%	16.800%	10.800%	7.990%
3/1/04	1	158,450.11	0.07	36.27	9.750	500	84.99	360	356	4	3.000	1.000	16.750	9.750	6.375
4/1/04	2	495,591.93	0.22	44.35	8.538	547	87.18	360	357	3	3.000	1.000	15.538	8.538	6.337
5/1/04	11	1,805,945.78	0.79	37.89	9.165	548	82.66	360	358	2	3.000	1.000	15.362	9.165	6.259
6/1/04	193	27,631,952.44	12.12	39.84	8.473	577	79.63	360	359	1	3.000	1.000	14.473	8.473	5.857
7/1/04	1,034	137,930,580.28	60.51	39.84	8.817	588	80.34	360	360	0	3.000	1.000	14.817	8.817	6.014
8/1/04	363	47,773,535.00	20.96	0.00	8.877	585	78.19	360	360	0	3.000	1.000	14.877	8.877	6.007
6/1/05	11	1,273,455.24	0.56	38.35	8.711	585	84.66	360	359	1	3.000	1.000	14.711	8.711	6.351
7/1/05	75	8,106,885.00	3.56	40.46	8.810	587	81.60	358	358	0	3.000	1.000	14.810	8.810	6.019
8/1/05	26	2,615,475.00	1.15	0.00	8.845	605	78.29	360	360	0	3.000	1.000	14.845	8.845	5.971
Total:	1,717	$227,943,814.17	100.00%												

DESCRIPTION OF THE STATISTICAL CALCULATION COLLATERAL

GROUP 2 POOL

Summary	Total	Minimum	Maximum
Statistical Cut-Off Date Aggregate Principal Balance	$172,533,949.97	$36,000.00	$742,500.00
Number of Loans	974		
Average Original Loan Balance	$177,155.07	$36,000.00	$742,500.00
Average Current Loan Balance	$177,139.58	$36,000.00	$742,500.00
(1) Weighted Average Combined Original LTV	79.69%	12.70%	95.00%
(1) Weighted Average Gross Coupon	8.632%	6.400%	13.500%
(1) (2) Weighted Average Gross Margin	5.807%	3.400%	9.000%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	25	21	36
(1) Weighted Average Remaining Term to Maturity (months)	355	179	360
(1) (3) Weighted Average Credit Score	596	499	783

(1) Weighted Average reflected in Total.
(2) Adjustable Loans Only
(3) 97.49% of the Mortgage Loans have Credit Scores.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Adjustable	88.51%
	Fixed	11.49%
Fully Amortizing Mortgage Loans		98.79%
Lien	First	98.61%
	Second	1.39%
Property Type	SFR - Detached	76.12%
	PUD - Detached	11.75%
	2-4 Family - Detached	8.13%
	Low Rise Condo - Attached	3.35%
	Manufactured Housing	0.29%
	2-4 Family - Attached	0.18%
	SFR - Attached	0.07%
	Low Rise Condo - Detached	0.06%
	High Rise Condo - Attached	0.06%
Occupancy Status	Owner Occupied	93.57%
	Non-Owner Occupied	4.21%
	Second Home	2.22%
Geographic Distribution	California	19.17%
	New York	13.20%
	Massachusetts	8.77%
	Florida	6.32%
	New Jersey	6.09%
Number of States (including DC)		43
Largest Zip Code Concentration	92562	0.59%
Loans with Prepayment Penalties		79.20%

Range of Mortgage Coupons

Mortgage Coupons	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
6.001 - 6.500	4	$750,500.00	0.43%	40.68%	6.450%	634	65.92%	336	336	0
6.501 - 7.000	44	12,297,687.92	7.13	39.89	6.876	639	73.14	360	360	0
7.001 - 7.500	47	11,507,794.55	6.67	40.66	7.348	629	73.87	358	358	0
7.501 - 8.000	171	35,191,208.31	20.40	40.36	7.808	615	81.75	358	358	0
8.001 - 8.500	159	30,599,045.55	17.74	39.28	8.305	593	79.87	357	356	0
8.501 - 9.000	181	33,088,149.56	19.18	40.85	8.776	592	79.48	357	357	0
9.001 - 9.500	97	14,632,034.90	8.48	38.91	9.312	583	81.15	356	356	0
9.501 - 10.000	117	16,272,670.74	9.43	38.03	9.790	569	83.03	358	358	0
10.001 - 10.500	46	5,924,372.96	3.43	39.34	10.276	565	83.23	358	358	0
10.501 - 11.000	45	6,101,850.13	3.54	40.59	10.767	550	81.37	354	354	0
11.001 - 11.500	14	2,172,092.02	1.26	42.44	11.302	533	81.22	360	360	0
11.501 - 12.000	15	1,264,384.06	0.73	42.45	11.829	567	76.32	289	288	0
12.001 - 12.500	19	1,545,758.98	0.90	44.42	12.296	556	75.06	242	242	0
12.501 - 13.000	9	709,972.84	0.41	40.84	12.854	553	70.96	266	266	0
13.001 - 13.500	6	476,427.45	0.28	31.71	13.275	555	67.37	238	238	0
Total:	974	$172,533,949.97								

Original Loan-to-Value Ratio

Original LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.01 - 15.00	1	$79,964.53	0.05%	24.29%	9.990%	0	12.70%	360	359	1
25.01 - 30.00	2	560,150.00	0.32	45.84	8.655	650	27.80	360	360	0
30.01 - 35.00	4	401,912.16	0.23	32.25	9.578	543	33.69	319	318	0
35.01 - 40.00	4	580,001.00	0.34	0.00	7.396	649	36.95	344	344	0
40.01 - 45.00	3	607,925.91	0.35	40.68	7.274	635	43.71	360	360	0
45.01 - 50.00	6	793,397.21	0.46	41.70	8.106	582	47.11	314	313	0
50.01 - 55.00	9	1,446,100.00	0.84	38.78	8.589	578	52.65	360	360	0
55.01 - 60.00	27	4,575,921.68	2.65	41.06	8.544	579	57.89	360	360	0
60.01 - 65.00	39	8,356,404.25	4.84	42.81	8.290	575	63.26	358	357	0
65.01 - 70.00	75	11,540,783.44	6.69	37.46	8.708	578	69.07	349	349	0
70.01 - 75.00	100	17,309,892.99	10.03	39.09	8.666	581	74.32	352	352	0
75.01 - 80.00	351	65,523,043.06	37.98	39.86	8.516	592	79.47	355	355	0
80.01 - 85.00	74	13,704,701.12	7.94	39.02	8.349	611	84.45	352	352	0
85.01 - 90.00	172	28,108,795.49	16.29	40.35	8.976	604	89.68	359	359	0
90.01 - 95.00	107	18,944,957.13	10.98	41.62	8.904	624	94.76	357	357	0
Total:	974	$172,533,949.97	100.00%							

Statistical Calculation Date Principal Balance

Principal Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
less than 50,000.00	3	$125,375.00	0.07%	0.00%	10.788%	574	66.47%	360	360	0
50,000.01 - 75,000.00	154	9,649,650.27	5.59	35.73	9.627	592	79.55	332	332	0
75,000.01 - 100,000.00	158	13,809,830.83	8.00	36.31	9.415	581	79.02	346	346	0
100,000.01 - 125,000.00	103	11,692,367.82	6.78	39.28	9.058	590	81.84	353	353	0
125,000.01 - 150,000.00	127	17,370,425.72	10.07	39.17	8.837	590	78.35	354	354	0
150,000.01 - 175,000.00	68	11,076,326.87	6.42	39.83	8.706	599	78.11	357	357	0
175,000.01 - 200,000.00	65	12,122,601.95	7.03	38.74	8.508	590	80.18	355	355	0
200,000.01 - 225,000.00	39	8,289,881.22	4.80	40.96	8.551	593	82.09	360	360	0
225,000.01 - 250,000.00	34	8,123,261.07	4.71	39.97	8.420	599	80.61	355	354	0
250,000.01 - 275,000.00	25	6,541,450.00	3.79	43.91	8.656	606	81.84	353	353	0
275,000.01 - 300,000.00	16	4,626,136.85	2.68	42.55	8.568	625	83.63	360	360	0
300,000.01 - 325,000.00	47	14,690,021.85	8.51	43.08	8.506	605	80.64	360	360	0
325,000.01 - 350,000.00	32	10,734,172.02	6.22	41.89	8.310	598	80.78	360	360	0
350,000.01 - 375,000.00	23	8,269,405.65	4.79	40.45	8.635	594	80.77	360	360	0
375,000.01 - 400,000.00	34	13,271,736.59	7.69	38.31	8.291	597	79.34	360	360	0
400,000.01 - 425,000.00	12	4,990,343.00	2.89	47.52	8.127	599	79.23	360	360	0
425,000.01 - 450,000.00	8	3,518,925.00	2.04	25.88	7.883	592	80.44	360	360	0
450,000.01 - 475,000.00	6	2,764,700.00	1.60	45.31	7.744	610	80.84	360	360	0
475,000.01 - 500,000.00	12	5,953,222.26	3.45	44.70	8.189	603	71.69	360	360	0
500,000.01 - 525,000.00	2	1,041,000.00	0.60	45.82	7.491	616	77.48	360	360	0
550,000.01 - 575,000.00	1	562,500.00	0.33	0.00	7.650	575	75.00	360	360	0
575,000.01 - 600,000.00	1	575,700.00	0.33	0.00	6.900	643	76.76	360	360	0
600,000.01 - 625,000.00	1	607,416.00	0.35	0.00	7.450	668	80.00	360	360	0
675,000.01 - 700,000.00	2	1,385,000.00	0.80	0.00	7.765	587	69.81	360	360	0
725,000.01 - 750,000.00	1	742,500.00	0.43	43.40	6.950	621	75.00	360	360	0
Total:	974	$172,533,949.97	100.00%							

Original Term to Maturity

Original Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
180	41	$3,781,298.59	2.19%	41.37%	10.308%	604	75.23%	180	180	0
240	13	1,184,224.68	0.69	43.12	11.723	556	74.58	240	240	0
360	920	167,568,426.70	97.12	39.90	8.573	596	79.83	360	360	0
Total:	974	$172,533,949.97	100.00%							

Remaining Term to Maturity

Remaining Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
176 - 180	41	$3,781,298.59	2.19%	41.37%	10.308%	604	75.23%	180	180	0
236 - 240	13	1,184,224.68	0.69	43.12	11.723	556	74.58	240	240	0
356 - 360	920	167,568,426.70	97.12	39.90	8.573	596	79.83	360	360	0
Total:	974	$172,533,949.97	100.00%							

Fico Score

Fico Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
751 - 800	12	$2,480,535.41	1.44%	42.40%	7.779%	762	79.30%	352	351	0
701 - 750	29	5,249,275.80	3.04	34.76	8.358	721	84.11	360	360	0
651 - 700	112	21,098,395.31	12.23	41.62	8.067	671	81.44	354	354	0
601 - 650	250	49,643,157.21	28.77	40.28	8.141	623	81.09	356	355	0
551 - 600	277	47,818,866.90	27.72	40.20	8.762	577	79.94	357	357	0
501 - 550	249	41,643,307.37	24.14	39.88	9.361	525	76.90	354	354	0
451 - 500	3	266,800.00	0.15	0.00	9.278	500	78.92	360	360	0
Not Scored	42	4,333,611.97	2.51	35.04	9.355	0	74.05	347	347	0
Total:	974	$172,533,949.97	100.00%							

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
A	187	$33,169,639.52	19.22%	38.87%	9.031%	554	78.76%	355	355	0
AA	549	102,998,956.89	59.70	40.92	8.378	608	81.46	355	355	0
AA+	70	12,933,337.70	7.50	36.78	8.077	689	83.32	353	353	0
B	115	16,427,870.26	9.52	38.38	9.194	554	73.24	355	355	0
C	46	6,244,545.60	3.62	38.37	9.978	551	66.60	358	357	0
CC	7	759,600.00	0.44	46.72	11.929	533	65.47	360	360	0
Total:	974	$172,533,949.97	100.00%							

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
SFR - Detached	748	$131,336,499.06	76.12%	39.82%	8.605%	593	79.57%	355	354	0
PUD - Detached	98	20,270,724.70	11.75	40.40	8.586	603	82.32	358	358	0
2-4 Family - Detached	76	14,019,588.92	8.13	39.78	8.757	614	76.84	358	358	0
Low Rise Condo - Attached	40	5,772,465.13	3.35	41.37	9.046	609	81.24	358	358	0
MF Housing	6	491,815.93	0.29	44.77	9.838	627	80.36	306	306	0
2-4 Family - Attached	2	316,956.23	0.18	51.21	8.158	626	63.34	360	359	1
SFR - Attached	2	122,300.00	0.07	0.00	9.077	501	74.52	360	360	0
Low Rise Condo - Detached	1	105,600.00	0.06	0.00	6.950	551	80.00	360	360	0
High Rise Condo - Attached	1	98,000.00	0.06	0.00	9.250	604	70.00	360	360	0
Total:	974	$172,533,949.97	100.00%							

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	900	$161,432,679.06	93.57%	40.14%	8.606%	595	79.88%	355	355	0
Non-Owner Occupied	52	7,264,935.95	4.21	38.13	8.895	630	75.19	358	357	0
Second Home	22	3,836,334.96	2.22	35.10	9.224	578	80.09	351	351	0
Total:	974	$172,533,949.97	100.00%							

Documentation Level

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full Documentation	602	$101,306,033.46	58.72%	40.58%	8.661%	590	81.45%	355	355	0
Stated Income Documentation	362	69,644,482.85	40.37	39.31	8.579	607	77.41	355	355	0
Lite Documentation	10	1,583,433.66	0.92	35.63	9.126	586	67.05	360	360	0
Total:	974	$172,533,949.97	100.00%							

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
C/O Refi	598	$106,668,984.62	61.82%	40.39%	8.621%	587	77.34%	354	354	0
Purchase	313	56,278,861.14	32.62	39.44	8.654	615	84.32	359	359	0
R/T Refi	63	9,586,104.21	5.56	38.56	8.633	591	78.64	349	349	0
Total:	974	$172,533,949.97	100.00%							

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	779	$143,711,906.26	83.29%	39.85%	8.596%	592	80.07%	360	360	0
30Y FIXED	92	15,062,465.37	8.73	39.69	8.283	639	76.90	360	360	0
3/27 ARM	49	8,794,055.07	5.10	43.80	8.682	589	80.84	360	360	0
15/30 BALLOON	24	2,086,184.59	1.21	37.82	11.119	597	74.75	180	180	0
15Y FIXED	16	1,499,614.00	0.87	44.41	9.298	626	74.62	180	180	0
20Y FIXED	13	1,184,224.68	0.69	43.12	11.723	556	74.58	240	240	0
2/13 ARM	1	195,500.00	0.11	47.75	9.400	529	85.00	180	180	0
Total:	974	$172,533,949.97	100.00%							

Amortization

Amortization	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Fully Amortizing	950	$170,447,765.38	98.79%	40%	8.602%	596	79.75%	357	357	0
Balloon	24	2,086,184.59	1.21	37.82	11.119	597	74.75	180	180	0
Total:	974	$172,533,949.97	100.00%							

Lien

Lien Position	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
First Lien	945	$170,132,069.63	98.61%	39.89%	8.578%	597	79.79%	357	357	0
Second Lien	29	2,401,880.34	1.39	43.08	12.505	566	72.89	203	203	0
Total:	974	$172,533,949.97	100.00%							

Prepayment Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
No Prepayment Penalty	188	$35,889,763.02	20.80%	41.04%	8.639%	600	76.42%	351	351	0
12 Months Prepayment Penalty	13	2,630,675.00	1.52	38.51	8.607	626	77.11	355	355	0
24 Months Prepayment Penalty	657	117,036,705.59	67.83	39.67	8.648	591	81.00	359	359	0
30 Months Prepayment Penalty	3	906,900.00	0.53	0.00	9.473	603	85.39	360	360	0
36 Months Prepayment Penalty	111	15,638,867.28	9.06	40.08	8.446	626	77.40	334	334	0
60 Months Prepayment Penalty	2	431,039.08	0.25	48.33	8.858	524	82.73	360	358	2
Total:	974	$172,533,949.97	100.00%							

Geographic Distribution

Geographic Distribution	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	135	$33,077,231.43	19.17%	41.35%	8.195%	604	80.18%	357	357	0
New York	100	22,767,945.77	13.2	41.25	8.623	598	76.46	355	355	0
Massachussetts	74	15,131,855.46	8.77	38.66	8.418	585	74.82	358	357	0
Florida	83	10,895,968.27	6.32	37.32	9.270	597	80.87	355	355	0
New Jersey	46	10,511,570.80	6.09	39.90	8.685	586	77.65	349	349	0
Texas	55	7,493,259.06	4.34	39.89	8.549	611	74.92	355	355	0
Illinois	42	5,983,287.07	3.47	37.61	8.992	595	81.74	360	360	0
Colorado	27	5,658,332.32	3.28	42.47	8.230	619	81.28	360	360	0
Ohio	40	5,219,070.59	3.02	37.43	8.852	597	79.92	354	354	0
Virginia	20	4,538,178.68	2.63	33.71	8.159	605	77.41	351	350	0
Maryland	21	4,461,142.91	2.59	39.03	8.826	585	82.38	358	358	0
Pennsylvania	32	4,125,601.18	2.39	38.74	8.673	585	79.62	348	348	0
Connecticut	18	3,640,473.14	2.11	38.80	9.074	572	79.41	354	354	0
Michigan	35	3,520,262.88	2.04	34.95	9.245	591	82.82	348	348	0
New Hampshire	17	3,266,775.73	1.89	40.97	8.787	600	82.97	353	353	0
Arizona	20	3,205,889.00	1.86	39.54	8.502	590	83.49	357	357	0
North Carolina	20	2,995,381.64	1.74	40.02	9.272	572	82.10	357	357	0
Washington	16	2,943,326.76	1.71	38.45	8.664	589	84.02	351	351	0
Georgia	14	2,479,217.49	1.44	46.60	9.555	579	86.44	360	360	0
Missouri	14	2,256,317.40	1.31	41.69	9.190	612	89.94	360	360	0
Indiana	21	2,253,508.00	1.31	39.10	8.948	580	84.19	347	347	0
Maine	12	2,175,460.00	1.26	40.54	7.923	624	78.55	360	360	0
Minnesota	13	2,096,285.44	1.21	41.35	8.913	588	81.50	354	354	0
Rhode Island	11	1,681,030.00	0.97	0.00	8.445	607	79.53	360	360	0
South Carolina	12	1,532,019.73	0.89	43.71	9.895	565	84.48	353	352	0
Wisconsin	11	1,174,500.09	0.68	42.25	8.439	582	82.38	360	360	0
Idaho	5	1,058,505.66	0.61	38.28	7.427	636	83.36	360	360	0
Oregon	6	895,350.00	0.52	42.27	8.600	580	78.50	360	360	0
Utah	6	883,503.00	0.51	45.28	8.989	590	91.24	360	360	0
Tennessee	9	874,025.00	0.51	33.45	9.282	590	87.29	344	344	0
Kentucky	7	607,225.00	0.35	40.50	9.360	561	86.47	360	360	0
Louisiana	5	599,150.00	0.35	32.29	9.339	568	83.49	360	360	0
New Mexico	4	482,400.00	0.28	0.00	7.811	648	83.86	340	340	0
Delaware	4	462,800.00	0.27	47.43	9.097	576	80.96	360	360	0
Kansas	2	356,400.00	0.21	46.94	8.485	686	88.59	360	360	0
Alabama	5	314,900.47	0.18	26.50	10.224	549	82.37	341	340	0
Iowa	4	276,100.00	0.16	0.00	8.423	646	85.58	360	360	0
Nebraska	3	232,150.00	0.13	0.00	8.800	602	81.44	360	360	0
Montana	1	151,050.00	0.09	24.35	7.850	601	95.00	360	360	0
North Dakota	1	84,000.00	0.05	0.00	8.400	700	80.00	360	360	0
Wyoming	1	76,500.00	0.04	0.00	8.400	619	85.00	360	360	0
Vermont	1	60,000.00	0.03	0.00	7.100	752	71.43	180	180	0
Mississippi	1	36,000.00	0.02	0.00	11.900	554	80.00	360	360	0
Total:	974	$172,533,949.97								

Range of Gross Margins – (Adjustable Loans Only)

Gross Margin	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age	W.A. Cap Initial	W.A. Cap Interim	W.A. Ceiling	W.A. Floor	W.A. Margin
3.001 - 3.500	1	$332,500.00	0.22%	0.00%	8.100%	569	78.24%	360	360	0	3.000%	1.000%	14.100%	8.100%	3.400%
3.501 - 4.000	4	960,250.00	0.63	28.32	6.979	620	71.06	360	360	0	3.000	1.000	12.979	6.979	3.805
4.001 - 4.500	32	8,067,464.06	5.28	39.67	7.108	633	74.01	360	360	0	3.000	1.000	13.108	7.108	4.314
4.501 - 5.000	92	23,133,018.12	15.15	40.42	7.668	618	76.87	360	360	0	3.000	1.000	13.668	7.668	4.823
5.001 - 5.500	147	30,257,381.91	19.81	40.58	8.107	610	78.63	360	360	0	3.000	1.000	14.107	8.107	5.280
5.501 - 6.000	186	34,948,779.81	22.89	40.00	8.497	588	81.31	360	360	0	3.000	1.000	14.497	8.497	5.755
6.001 - 6.500	126	20,948,992.33	13.72	39.98	8.990	584	81.58	360	360	0	3.000	1.000	15.007	8.990	6.254
6.501 - 7.000	102	16,148,042.68	10.57	39.55	9.626	560	82.59	360	360	0	3.000	1.000	15.626	9.626	6.737
7.001 - 7.500	74	9,537,115.88	6.25	37.97	9.847	554	84.34	356	356	0	3.000	1.000	15.847	9.847	7.241
7.501 - 8.000	57	7,656,352.37	5.01	40.96	10.641	548	83.47	360	360	0	3.000	1.000	16.641	10.641	7.822
8.001 - 8.500	6	538,164.17	0.35	34.08	10.829	540	86.36	360	360	0	3.000	1.000	16.829	10.829	8.257
8.501 - 9.000	2	173,400.00	0.11	38.40	12.718	527	69.09	360	360	0	3.000	1.000	18.718	12.718	8.882
Total:	829	$152,701,461.33	100.00%												

Initial Periodic Rate Cap – (Adjustable Loans Only)

Initial Cap	Number of Mortgage Loans	Aggregate Current Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age	W.A. Cap Initial	W.A. Cap Interim	W.A. Ceiling	W.A. Floor	W.A. Margin
3.000	829	$152,701,461.33	100.00%	39.94%	8.602%	592	80.12%	360	360	0	3.000%	1.000%	14.604%	8.602%	5.807%
Total:	829	$152,701,461.33	100.00%												

Periodic Rate Cap – (Adjustable Loans Only)

Periodic Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age	W.A. Cap Initial	W.A. Cap Interim	W.A. Ceiling	W.A. Floor	W.A. Margin
1.000	829	$152,701,461.33	100.00%	39.94%	8.602%	592	80.12%	360	360	0	3.000%	1.000%	14.604%	8.602%	5.807%
Total:	829	$152,701,461.33	100.00%												

Range of Maximum Interest Rates – (Adjustable Loans Only)

Maximum Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age	W.A. Cap Initial	W.A. Cap Interim	W.A. Ceiling	W.A. Floor	W.A. Margin
12.001 - 12.500	3	$649,000.00	0.43%	39.05%	6.443%	634	65.29%	360	360	0	3.000%	1.000%	12.443%	6.443%	4.126%
12.501 - 13.000	30	8,814,962.92	5.77	39.38	6.871	622	73.30	360	360	0	3.000	1.000	12.871	6.871	4.596
13.001 - 13.500	41	10,488,094.55	6.87	40.96	7.354	625	73.60	360	360	0	3.000	1.000	13.354	7.354	4.761
13.501 - 14.000	146	30,834,418.99	20.19	40.81	7.802	610	82.40	360	360	0	3.000	1.000	13.802	7.802	5.233
14.001 - 14.500	142	28,058,904.31	18.38	38.76	8.301	589	79.86	360	360	0	3.000	1.000	14.301	8.301	5.504
14.501 - 15.000	167	30,752,282.07	20.14	40.77	8.773	590	79.50	360	360	0	3.000	1.000	14.773	8.773	5.969
15.001 - 15.500	87	13,957,431.63	9.14	39.73	9.295	582	81.49	357	357	0	3.000	1.000	15.313	9.295	6.339
15.501 - 16.000	107	15,219,890.23	9.97	37.99	9.786	567	83.54	360	360	0	3.000	1.000	15.792	9.786	6.759
16.001 - 16.500	42	5,535,122.96	3.62	39.62	10.280	563	83.57	360	360	0	3.000	1.000	16.280	10.280	7.138
16.501 - 17.000	37	5,341,999.13	3.50	41.33	10.761	547	82.03	360	360	0	3.000	1.000	16.761	10.761	7.395
17.001 - 17.500	13	2,050,592.02	1.34	42.44	11.306	533	80.70	360	360	0	3.000	1.000	17.306	11.306	7.759
17.501 - 18.000	6	394,998.35	0.26	29.50	11.669	545	76.45	360	359	1	3.000	1.000	17.669	11.669	7.816
18.001 - 18.500	5	319,614.17	0.21	38.69	12.197	527	72.21	360	360	0	3.000	1.000	18.197	12.197	8.084
18.501 - 19.000	3	284,150.00	0.19	0.00	12.734	551	69.01	360	360	0	3.000	1.000	18.734	12.734	8.308
Total:	829	$152,701,461.33	100.00%												

Range of Minimum Interest Rates - (Adjustable Loans Only)

Minimum Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age	W.A. Cap Initial	W.A. Cap Interim	W.A. Ceiling	W.A. Floor	W.A. Margin
6.001 - 6.500	3	$649,000.00	0.43%	39.05%	6.443%	634	65.29%	360	360	0	3.000%	1.000%	12.443%	6.443%	4.126%
6.501 - 7.000	30	8,814,962.92	5.77	39.38	6.871	622	73.30	360	360	0	3.000	1.000	12.871	6.871	4.596
7.001 - 7.500	41	10,488,094.55	6.87	40.96	7.354	625	73.60	360	360	0	3.000	1.000	13.354	7.354	4.761
7.501 - 8.000	146	30,834,418.99	20.19	40.81	7.802	610	82.40	360	360	0	3.000	1.000	13.802	7.802	5.233
8.001 - 8.500	143	28,308,343.39	18.54	38.96	8.303	589	79.90	360	360	0	3.000	1.000	14.312	8.303	5.509
8.501 - 9.000	168	30,847,324.56	20.20	40.79	8.774	590	79.52	360	360	0	3.000	1.000	14.777	8.774	5.970
9.001 - 9.500	86	13,707,992.55	8.98	39.25	9.309	584	81.43	357	357	0	3.000	1.000	15.309	9.309	6.343
9.501 - 10.000	106	15,124,847.74	9.90	37.88	9.791	567	83.53	360	360	0	3.000	1.000	15.791	9.791	6.762
10.001 - 10.500	42	5,535,122.96	3.62	39.62	10.280	563	83.57	360	360	0	3.000	1.000	16.280	10.280	7.138
10.501 - 11.000	37	5,341,999.13	3.50	41.33	10.761	547	82.03	360	360	0	3.000	1.000	16.761	10.761	7.395
11.001 - 11.500	13	2,050,592.02	1.34	42.44	11.306	533	80.70	360	360	0	3.000	1.000	17.306	11.306	7.759
11.501 - 12.000	6	394,998.35	0.26	29.50	11.669	545	76.45	360	359	1	3.000	1.000	17.669	11.669	7.816
12.001 - 12.500	5	319,614.17	0.21	38.69	12.197	527	72.21	360	360	0	3.000	1.000	18.197	12.197	8.084
12.501 - 13.000	3	284,150.00	0.19	0.00	12.734	551	69.01	360	360	0	3.000	1.000	18.734	12.734	8.308
Total:	829	$152,701,461.33	100.00%												

Next Interest Adjustment Date – (Adjustable Loans Only)

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. FICO Score	W.A. Combined LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age	W.A. Cap Initial	W.A. Cap Interim	W.A. Ceiling	W.A. Floor	W.A. Margin
4/1/04	2	$344,481.57	0.23%	46.92%	8.635%	510	84.79%	360	357	3	3.000%	1.000%	15.635%	8.635%	6.194%
5/1/04	6	850,484.02	0.56	40.24	9.024	581	72.38	360	358	2	3.000	1.000	15.024	9.024	6.659
6/1/04	85	16,753,239.72	10.97	38.93	8.401	586	80.31	360	359	1	3.000	1.000	14.401	8.401	5.747
7/1/04	514	95,394,656.95	62.47	40.17	8.609	593	80.42	360	360	0	3.000	1.000	14.609	8.609	5.801
8/1/04	173	30,564,544.00	20.02	0.00	8.655	595	79.04	360	360	0	3.000	1.000	14.655	8.655	5.828
6/1/05	5	793,205.07	0.52	45.79	9.494	569	73.64	360	359	1	3.000	1.000	15.494	9.494	6.414
7/1/05	28	5,577,500.00	3.65	41.80	8.639	592	80.88	360	360	0	3.000	1.000	14.639	8.639	5.900
8/1/05	16	2,423,350.00	1.59	0.00	8.516	590	83.11	360	360	0	3.000	1.000	14.516	8.516	5.459
Total:	829	$152,701,461.33	100.00%												

BOND SUMMARY (to Maturity)

Class A1 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	19.29	5.10	3.69	2.89	2.35	1.95	1.58
First Principal Payment Date	08/25/2002	08/25/2002	08/25/2002	08/25/2002	08/25/2002	08/25/2002	08/25/2002
Last Principal Payment Date	07/25/2032	07/25/2027	04/25/2021	09/25/2016	09/25/2013	09/25/2011	06/25/2005
Payment Windows (mos.)	360	300	225	170	134	110	35

Class A2 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	19.26	5.09	3.68	2.88	2.35	1.94	1.58
First Principal Payment Date	08/25/2002	08/25/2002	08/25/2002	08/25/2002	08/25/2002	08/25/2002	08/25/2002
Last Principal Payment Date	08/25/2032	06/25/2027	02/25/2021	09/25/2016	08/25/2013	08/25/2011	06/25/2005
Payment Windows (mos.)	361	299	223	170	133	109	35

Class M-1 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.74	9.31	6.54	5.06	4.41	4.33	4.93
First Principal Payment Date	03/25/2025	01/25/2007	11/25/2005	09/25/2005	12/25/2005	03/25/2006	06/25/2005
Last Principal Payment Date	06/25/2032	02/25/2024	01/25/2018	03/25/2014	09/25/2011	01/25/2010	01/25/2010
Payment Windows (mos.)	88	206	147	103	70	47	56

Class M-2 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.73	9.23	6.48	4.99	4.24	3.92	3.75
First Principal Payment Date	03/25/2025	01/25/2007	11/25/2005	08/25/2005	09/25/2005	11/25/2005	11/25/2005
Last Principal Payment Date	05/25/2032	05/25/2022	09/25/2016	02/25/2013	11/25/2010	05/25/2009	03/25/2008
Payment Windows (mos.)	87	185	131	91	63	43	29

Class M-3 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.71	9.03	6.33	4.87	4.11	3.71	3.44
First Principal Payment Date	03/25/2025	01/25/2007	11/25/2005	08/25/2005	08/25/2005	09/25/2005	08/25/2005
Last Principal Payment Date	03/25/2032	11/25/2019	10/25/2014	09/25/2011	09/25/2009	06/25/2008	06/25/2007
Payment Windows (mos.)	85	155	108	74	50	34	23

Class M-4 (To Maturity)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.66	8.69	6.08	4.69	3.94	3.55	3.26
First Principal Payment Date	03/25/2025	01/25/2007	11/25/2005	08/25/2005	08/25/2005	08/25/2005	08/25/2005
Last Principal Payment Date	11/25/2031	01/25/2017	08/25/2012	02/25/2010	07/25/2008	06/25/2007	09/25/2006
Payment Windows (mos.)	81	121	82	55	36	23	14

BOND SUMMARY (to Call)

Class A1 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	19.24	4.78	3.45	2.72	2.22	1.84	1.58
First Principal Payment Date	08/25/2002	08/25/2002	08/25/2002	08/25/2002	08/25/2002	08/25/2002	08/25/2002
Last Principal Payment Date	06/25/2031	02/25/2015	04/25/2011	02/25/2009	10/25/2007	11/25/2006	06/25/2005
Payment Windows (mos.)	347	151	105	79	63	52	35

Class A2 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	19.22	4.77	3.45	2.71	2.22	1.84	1.58
First Principal Payment Date	08/25/2002	08/25/2002	08/25/2002	08/25/2002	08/25/2002	08/25/2002	08/25/2002
Last Principal Payment Date	06/25/2031	02/25/2015	04/25/2011	02/25/2009	10/25/2007	11/25/2006	06/25/2005
Payment Windows (mos.)	347	151	105	79	63	52	35

Class M-1 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.62	8.55	5.98	4.65	4.09	4.06	3.64
First Principal Payment Date	03/25/2025	01/25/2007	11/25/2005	09/25/2005	12/25/2005	03/25/2006	06/25/2005
Last Principal Payment Date	06/25/2031	02/25/2015	04/25/2011	02/25/2009	10/25/2007	11/25/2006	03/25/2006
Payment Windows (mos.)	76	98	66	42	23	9	10

Class M-2 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.62	8.55	5.98	4.63	3.97	3.69	3.55
First Principal Payment Date	03/25/2025	01/25/2007	11/25/2005	08/25/2005	09/25/2005	11/25/2005	11/25/2005
Last Principal Payment Date	06/25/2031	02/25/2015	04/25/2011	02/25/2009	10/25/2007	11/25/2006	03/25/2006
Payment Windows (mos.)	76	98	66	43	26	13	5

Class M-3 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.62	8.55	5.98	4.62	3.91	3.55	3.32
First Principal Payment Date	03/25/2025	01/25/2007	11/25/2005	08/25/2005	08/25/2005	09/25/2005	08/25/2005
Last Principal Payment Date	06/25/2031	02/25/2015	04/25/2011	02/25/2009	10/25/2007	11/25/2006	03/25/2006
Payment Windows (mos.)	76	98	66	43	27	15	8

Class M-4 (To Call)

FRM PPC / ARM PPC	0% | 0%	60% | 50%	85% | 75%	115% | 100%	145% | 125%	170% | 150%	200% | 175%
Average Life (yrs.)	26.62	8.54	5.98	4.61	3.88	3.50	3.22
First Principal Payment Date	03/25/2025	01/25/2007	11/25/2005	08/25/2005	08/25/2005	08/25/2005	08/25/2005
Last Principal Payment Date	06/25/2031	02/25/2015	04/25/2011	02/25/2009	10/25/2007	11/25/2006	03/25/2006
Payment Windows (mos.)	76	98	66	43	27	16	8

Net WAC Rate related to the Class A-1 Certificates

Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)
1	8/25/02	8.79	8.79	41	12/25/05	8.23	12.37
2	9/25/02	7.36	7.36	42	1/25/06	7.97	11.96
3	10/25/02	7.61	7.61	43	2/25/06	7.97	12.42
4	11/25/02	7.35	7.35	44	3/25/06	8.83	13.90
5	12/25/02	7.60	7.60	45	4/25/06	7.97	12.75
6	1/25/03	7.35	7.35	46	5/25/06	8.23	13.17
7	2/25/03	7.34	7.34	47	6/25/06	7.97	12.73
8	3/25/03	8.13	8.13	48	7/25/06	8.23	13.14
9	4/25/03	7.33	7.33	49	8/25/06	7.97	12.73
10	5/25/03	7.57	7.57	50	9/25/06	7.97	12.73
11	6/25/03	7.47	7.47	51	10/25/06	8.23	13.16
12	7/25/03	7.71	7.71	52	11/25/06	7.97	12.72
13	8/25/03	7.45	7.45	53	12/25/06	8.23	13.13
14	9/25/03	7.44	7.45	54	1/25/07	7.97	12.70
15	10/25/03	7.69	7.69	55	2/25/07	7.97	12.71
16	11/25/03	7.42	7.43	56	3/25/07	8.83	14.08
17	12/25/03	7.66	7.66	57	4/25/07	7.97	12.71
18	1/25/04	7.40	7.40	58	5/25/07	8.23	13.12
19	2/25/04	7.39	7.39	59	6/25/07	7.97	12.68
20	3/25/04	7.89	7.89	60	7/25/07	8.23	13.10
21	4/25/04	7.62	7.62	61	8/25/07	7.97	12.66
22	5/25/04	7.87	7.87	62	9/25/07	7.97	12.65
23	6/25/04	7.60	7.60	63	10/25/07	8.23	13.06
24	7/25/04	7.85	7.85	64	11/25/07	7.97	12.62
25	8/25/04	7.58	8.95	65	12/25/07	8.23	13.03
26	9/25/04	7.57	9.33	66	1/25/08	7.97	12.60
27	10/25/04	7.81	10.28	67	2/25/08	7.97	12.59
28	11/25/04	7.54	9.93	68	3/25/08	8.52	13.45
29	12/25/04	7.78	10.24	69	4/25/08	7.97	12.56
30	1/25/05	7.52	9.89	70	5/25/08	8.23	12.97
31	2/25/05	7.96	10.79	71	6/25/08	7.97	12.54
32	3/25/05	8.83	12.09	72	7/25/08	8.23	12.95
33	4/25/05	7.97	11.12	73	8/25/08	7.97	12.51
34	5/25/05	8.24	11.49	74	9/25/08	7.97	12.50
35	6/25/05	7.97	11.11	75	10/25/08	8.23	12.91
36	7/25/05	8.24	11.48	76	11/25/08	7.97	12.47
37	8/25/05	7.97	11.62	77	12/25/08	8.23	12.88
38	9/25/05	7.97	11.76	78	1/25/09	7.97	12.45
39	10/25/05	8.24	12.39	79	2/25/09	7.97	12.43
40	11/25/05	7.97	11.98				

(1) Assumes the 6-month LIBOR remains constant at 1.89375 and run at the pricing speed to call.
(2) Assumes the 6-month LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the pricing speed to call.

Net WAC Rate related to the Class A-2 Certificates

Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)
1	8/25/02	8.70	8.70	41	12/25/05	8.12	12.31
2	9/25/02	7.28	7.28	42	1/25/06	7.86	11.90
3	10/25/02	7.51	7.51	43	2/25/06	7.86	12.37
4	11/25/02	7.27	7.27	44	3/25/06	8.70	13.84
5	12/25/02	7.51	7.51	45	4/25/06	7.86	12.70
6	1/25/03	7.26	7.26	46	5/25/06	8.12	13.12
7	2/25/03	7.25	7.25	47	6/25/06	7.86	12.69
8	3/25/03	8.02	8.02	48	7/25/06	8.12	13.10
9	4/25/03	7.24	7.24	49	8/25/06	7.86	12.69
10	5/25/03	7.47	7.47	50	9/25/06	7.86	12.69
11	6/25/03	7.38	7.38	51	10/25/06	8.12	13.12
12	7/25/03	7.62	7.62	52	11/25/06	7.86	12.69
13	8/25/03	7.36	7.36	53	12/25/06	8.12	13.10
14	9/25/03	7.35	7.35	54	1/25/07	7.86	12.67
15	10/25/03	7.59	7.59	55	2/25/07	7.86	12.68
16	11/25/03	7.33	7.33	56	3/25/07	8.70	14.04
17	12/25/03	7.57	7.57	57	4/25/07	7.86	12.69
18	1/25/04	7.31	7.31	58	5/25/07	8.12	13.10
19	2/25/04	7.29	7.29	59	6/25/07	7.86	12.67
20	3/25/04	7.78	7.78	60	7/25/07	8.12	13.08
21	4/25/04	7.53	7.53	61	8/25/07	7.86	12.64
22	5/25/04	7.77	7.77	62	9/25/07	7.86	12.63
23	6/25/04	7.51	7.51	63	10/25/07	8.12	13.04
24	7/25/04	7.74	7.74	64	11/25/07	7.86	12.61
25	8/25/04	7.48	8.87	65	12/25/07	8.13	13.02
26	9/25/04	7.47	9.25	66	1/25/08	7.86	12.59
27	10/25/04	7.70	10.18	67	2/25/08	7.86	12.58
28	11/25/04	7.44	9.83	68	3/25/08	8.41	13.43
29	12/25/04	7.67	10.14	69	4/25/08	7.86	12.55
30	1/25/05	7.41	9.80	70	5/25/08	8.13	12.96
31	2/25/05	7.86	10.70	71	6/25/08	7.86	12.53
32	3/25/05	8.70	11.98	72	7/25/08	8.13	12.93
33	4/25/05	7.86	11.02	73	8/25/08	7.86	12.51
34	5/25/05	8.12	11.38	74	9/25/08	7.86	12.49
35	6/25/05	7.86	11.01	75	10/25/08	8.13	12.90
36	7/25/05	8.12	11.37	76	11/25/08	7.87	12.47
37	8/25/05	7.86	11.53	77	12/25/08	8.13	12.87
38	9/25/05	7.86	11.68	78	1/25/09	7.87	12.44
39	10/25/05	8.12	12.32	79	2/25/09	7.87	12.43
40	11/25/05	7.86	11.92				

(1) Assumes the 6-month LIBOR remains constant at 1.89375 and run at the pricing speed to call.
(2) Assumes the 6-month LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the pricing speed to call.

Net WAC Rate for Class S Certificates

Class S-1 Certificates				Class S-2 Certificates			
Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)
1	8/25/02	8.22	8.22	1	8/25/02	8.14	8.14
2	9/25/02	8.20	8.20	2	9/25/02	8.13	8.13
3	10/25/02	8.21	8.21	3	10/25/02	8.12	8.12
4	11/25/02	8.21	8.21	4	11/25/02	8.12	8.12
5	12/25/02	8.21	8.21	5	12/25/02	8.12	8.12
6	1/25/03	8.21	8.21	6	1/25/03	8.12	8.12
7	2/25/03	8.21	8.21	7	2/25/03	8.12	8.12
8	3/25/03	8.22	8.22	8	3/25/03	8.12	8.12
9	4/25/03	8.21	8.21	9	4/25/03	8.12	8.12
10	5/25/03	8.21	8.21	10	5/25/03	8.12	8.12
11	6/25/03	8.21	8.21	11	6/25/03	8.12	8.12
12	7/25/03	8.21	8.21	12	7/25/03	8.12	8.12
13	8/25/03	8.21	8.21	13	8/25/03	8.12	8.12
14	9/25/03	8.21	8.21	14	9/25/03	8.12	8.12
15	10/25/03	8.21	8.22	15	10/25/03	8.12	8.12
16	11/25/03	8.21	8.21	16	11/25/03	8.12	8.12
17	12/25/03	8.22	8.22	17	12/25/03	8.12	8.12
18	1/25/04	8.21	8.21	18	1/25/04	8.12	8.12
19	2/25/04	8.21	8.22	19	2/25/04	8.12	8.12
20	3/25/04	8.22	8.22	20	3/25/04	8.12	8.12
21	4/25/04	8.22	8.22	21	4/25/04	8.12	8.12
22	5/25/04	8.22	8.22	22	5/25/04	8.12	8.12
23	6/25/04	8.22	8.22	23	6/25/04	8.12	8.12
24	7/25/04	8.22	8.22	24	7/25/04	8.12	8.12
25	8/25/04	8.22	9.63	25	8/25/04	8.12	9.56
26	9/25/04	8.22	10.05	26	9/25/04	8.12	9.96
27	10/25/04	8.23	10.69	27	10/25/04	8.12	10.60
28	11/25/04	8.22	10.69	28	11/25/04	8.12	10.59
29	12/25/04	8.23	10.69	29	12/25/04	8.12	10.59
30	1/25/05	8.23	10.68	30	1/25/05	8.12	10.58

(1) Assumes the 6-month LIBOR remains constant at 1.89375 and run at the pricing speed to call.
(2) Assumes the 6-month LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the pricing speed to call.